

811-1474
(Aim Stock)
Branch 18

40-33

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




05064660


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2005
WASH. D.C.
213
SECTION

August 22, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Omnibus Reply Memorandum of Law in Further Support of Defendants' Motion to Dismiss the ERISA Class Complaints, Declaration of Maura K. Monoghan in Support of Omnibus Reply Memorandum of Law in Further Support of Defendants' Motion to Dismiss the ERISA Class Complaints**, and **Supplemental Reply Memorandum of AMVESCAP Defendants in Further Support of Motion to Dismiss the ERISA Class Complaints** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

PROCESSED
SEP 2 9 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In Re Mutual Funds Investment Litigation	04-md-15861
	04-md-15862
This Document Relates	04-md-15863
to All Tracks	04-md-15864

OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF DEFENDANTS' MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

Table of Contents

Page

Table of Authorities

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FEDERAL CASES

Page

Page

Page

FEDERAL STATUTES

Page

MISCELLANEOUS

PRELIMINARY STATEMENT

The ERISA Defendants respectfully submit this Omnibus Reply Memorandum of Law in Support of their Motion to Dismiss the Consolidated Amended ERISA Complaints (the "Complaints"). These actions are not only superfluous – the ERISA Plans are all members of the putative class whose allegations in the securities class actions these plaintiffs have borrowed so heavily – they are also legally defective for all of the reasons stated in the Defendants' Omnibus Memorandum of Law in Support of the Motion to Dismiss (hereinafter "Defendants' Mem."). There is ample reason to grant these motions and stop these unnecessary claims from consuming more of the Court's and the parties' time. The ERISA Defendants respectfully submit that, for the reasons set forth below and in their opening memoranda, the ERISA claims should be dismissed.

ARGUMENT

I. The Former Plan Participants Lack Both Constitutional and Statutory Standing.

Many of the plaintiffs in these cases are *former* employees who have received all of the benefits due them under the terms of their respective plans. In their Omnibus Memorandum of Law in Support of the Motion To Dismiss (Defendants' Mem. at 4-11), the ERISA Defendants established that, as a consequence, these former participant plaintiffs lack standing under both Article III and ERISA.

Plaintiffs do not dispute – nor could they – that every ERISA plaintiff must meet *both* the constitutional and statutory standing requirements. *See, e.g., Harley v. Minn. Mining & Mfg. Co.*, 284 F.3d 901, 906-07 (8th Cir. 2002), *cert. denied,* 537 U.S. 1106

(2003). Remarkably, however, Plaintiffs' Memorandum in Opposition to Defendants' Omnibus Motion to Dismiss (hereinafter "Plaintiffs' Op.) does not even address – let alone refute – the identified constitutional defect in the standing of the former participant plaintiffs, *i.e.,* they are, as a matter of law, not entitled to any relief that would "likely" redress the injuries they allegedly sustained. Indeed, Plaintiffs' silence effectively concedes that former participants cannot establish the redressability element of the constitutional standing test. That defect alone is sufficient to mandate dismissal of the claims of the former participant plaintiffs. Plaintiffs' arguments that they have standing under ERISA are equally ineffective.

A. By Their Silence, Plaintiffs Effectively Acknowledge That the Available Relief Cannot Redress the Injuries That Former Participant Plaintiffs Allegedly Suffered.

Article III requires that every plaintiff seeking access to federal court must not only show (1) a concrete and particularized injury-in-fact, (2) which is causally connected to the complained of conduct of the defendant, but also (3) that the purported injury will likely be redressed by a favorable decision. *See Lujan v. Defenders of Wildlife,* 504 U.S. 555, 560-61 (1992). In their Omnibus Memorandum, the ERISA Defendants established that any monetary recovery under ERISA § 502(a)(2) would be paid to the respective plans and not to the former participant plaintiffs, and that, as former participants who received full distributions of the assets in their accounts, those plaintiffs have no claims against their former plans for any additional amounts. (Defendants' Mem. at 4-5). While the relief available under ERISA § 502(a)(3) would run directly to the former participant plaintiffs, that section does not allow the recovery of money damages, but only injunctive or equitable relief, which would be of no benefit to those plaintiffs.[1] (*Id.* at 5-6).

Nowhere in their Omnibus Opposition do Plaintiffs contend that any monetary recovery under ERISA § 502(a)(2) would be paid other than to the respective plans, or that the former participant plaintiffs have any claim against the applicable plans for additional benefits, or that ERISA § 502(a)(3) allows for a damage recovery, or that the injuries alleged would be redressed by the injunctive or equitable relief available under § 502(a)(3). It is, of course, the burden of every plaintiff to satisfy each of the constitutional elements of standing. *See Lujan*, 504 U.S. at 561. Plaintiffs' silence in the face of the ERISA Defendants' showing as to the redressability component speaks loudly and decisively that the former participant plaintiffs lack Article III standing, and that the claims of those plaintiffs must be dismissed on that ground alone.

B. Former Participant Plaintiffs Also Lack Standing Under ERISA.

The former participant plaintiffs' claims fail for the independent reason that those plaintiffs also lack ERISA standing. (Defendants' Mem. at 7-11). Both sides agree that to have standing under ERISA the various plaintiffs in these cases must qualify as "participants." A former employee may qualify as a participant, but only if the former employee either has (a) a reasonable expectation of returning to covered employment, or

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[1] The ERISA Defendants also pointed out that the alleged injuries of the former participant plaintiffs who executed general releases of their ERISA claims were not redressable for that separate reason. (Defendants' Mem. at 6). Plaintiffs address the enforceability of those general releases in the various supplemental opposition memoranda they filed. The ERISA Defendants will answer in their respective supplemental reply briefs, as appropriate.

(b) a colorable claim for a vested benefit. *See Firestone Tire & Rubber Co. v. Bruch,* 489 U.S. 101, 117 (1989). The plaintiffs do not contend that the former participant plaintiffs meet either of the *Firestone* requirements. Rather, Plaintiffs assert that they fit within the so-called "[but for] exception to the general rule that a person who terminates his right to belong to a plan cannot be a 'participant' in the plan." (Plaintiffs' Op. at 19, *quoting Swinney v. General Motors Corp.,* 46 F.3d 512, 519 (6th Cir. 1995)). Under this exception, "so long as a former employee would have been in a class eligible to become a member of the plan *but for the fiduciary's alleged breach* of duty, he 'may become eligible' for benefits under the plan, and is therefore a 'participant' under § 1002(7) for the purposes of standing." *Swinney*, 46 F.3d at 519 (emphasis added).

That is not the law of the Fourth Circuit, however. The Fourth Circuit has specifically rejected the "but for" exception. *See Stanton v. Gulf Oil Corp.*, 792 F.2d 432, 435 (4th Cir. 1986); *Gardner v. E. I. Dupont De Nemours & Co.*, No. 97-2462, 1998 WL 743669, at *3-4 (4th Cir. Oct. 28, 1998); *Baird v. CSX Transp., Inc.*, 704 F. Supp. 100, 102 (W.D. Va. 1989). As the Fourth Circuit explained in *Stanton*, "[t]he effect of reading in a 'but for' test is to impose participant status on every single employee who *but for* some future contingency may become eligible. Neither caselaw nor other provisions of ERISA supports such a reading of 'participant.'" 792 F.2d at 435. Fourth Circuit law governs this case, *see Bradley v. United States*, 161 F.3d 777, 782 n.2 (4th Cir. 1998) ("[T]his court cannot and does not apply the law of another circuit simply because the case was transferred from the other circuit"), and under Fourth Circuit law the *Swinney* exception does not apply.

In any event, the former participant plaintiffs do not even satisfy the "but for" test they espouse. In *Swinney*, the Sixth Circuit explained that the exception to the general rule was quite limited: "[I]f the employer's breach of fiduciary duty causes the employee to either give up his right to benefits or to fail to participate in a plan, then the employee has standing to challenge that fiduciary breach." 46 F.3d at 518. In these cases, the fiduciary breaches alleged are wholly unrelated to the events pertaining to the former plan participants leaving their employment, as well as their concomitant decisions to take a full distribution from their respective 401(k) accounts. Significantly, none of the Complaints assert that "but for" the alleged fiduciary breach the former participant plaintiffs would still be employed, would still be plan participants, or would still have claims to vested benefits. Even if the *Swinney* exception were applicable in this Circuit, it would not confer statutory standing on the former participant plaintiffs.[2]

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[2] Plaintiffs' reliance on *Rankin v. Rots,* 220 F.R.D. 511 (E.D. Mich. 2004), and the district court's decision in *Kuper v. Quantum Chem. Corp.,* 829 F. Supp. 918, 923 (S.D. Ohio 1993), *aff'd on other grounds Kuper v. Iovenko,* 66 F.3d 1447 (6th Cir. 1995), is similarly unavailing. Neither decision can be reconciled with the Fourth Circuit's rejection of the "but for" exception. Moreover, the district court in *Rankin* found standing for a former participant only by expanding the "but for" exception of *Swinney* beyond its narrow parameters. The *Rankin* court was of the view that such an expansion was necessary because otherwise an employer "by simply paying" potential class members "their vested benefits" could deprive participants of a right to share in any future recovery by the plan and thus obtain a greater vested benefit. 220 F.R.D. at 519-20. There is also little basis for the court's concerns about potential employer abuses. Employers cannot simply pay participants vested benefits and thereby force them out of the plan. Indeed, an employer cannot require even a former employee to take a full disbursement of the assets in his or her 401(k) account, unless the value of the account is $3,500 or less. 29 U.S.C. § 1053(e)(1), *amended by* Pub. L. 105-34 (1997). Finally, the *Rankin* court recognized the constitutional redressability problem inherent in allowing former participants to sue to recover on behalf of the plan, but assumed, incorrectly, that any recovery by the plan would somehow flow to the plaintiff there. 220 F.R.D. at 520.

The *Kuper* court's conclusion that former participants "retain[ed] at least a 'colorable' claim to a 'benefit' of some type under the plan" has been persuasively rejected by more recent cases. *See, e.g., Crosby v. Bowater Inc.*, 382 F.3d 587, 594-97 (6th Cir. 2004). As the Seventh Circuit put it,

II. Plaintiffs Have Not Adequately Pleaded That Defendants Are ERISA Fiduciaries.

Plaintiffs contend, essentially, that the pleading requirements for an ERISA claim like theirs are so liberal that Plaintiffs can simply "fill in the blank," conclusorily alleging that anyone or any entity "exercised discretionary control" (in the language of the statute) over a particular Plan, without proffering any factual allegations demonstrating such control. The law in this Circuit is clear, however, that such conclusory allegations are not adequate, under either Rule 8(a) or Rule 9(b) of the Federal Rules of Civil Procedure.

A. Plaintiffs' Complaints Fail To Meet Rule 9(b).

Plaintiffs do not even attempt to argue that their Complaints meet the heightened pleading standards of Rule 9(b), conceding that they do not.[3] Instead, they argue that Rule 9(b) does not apply because the legal theory underlying their claim is not fraud, but breach of fiduciary duty. Plaintiffs thus urge that despite their wholesale borrowing of allegations of securities fraud from the Class Complaint, because the legal framework of their claim is not a cause of action for fraud, their Complaints are insulated from Rule 9(b).

"injustice or not," a plaintiff who received a full distribution of the benefits due under the terms of a plan, has no basis to complain about a breach of fiduciary duty. *See Brengethsy v. LTV Steel (Republic) Hourly Pension Plan,* 241 F.3d 609, 612 (7th Cir. 2001).

[3] Indeed, Plaintiffs could not credibly assert that their Complaints – a pastiche of borrowed allegations and conclusory quotes from the statute – meet Rule 9(b)'s mandate that they identify with particularity "the time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby." *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999) (quoting 5 Charles A. Wright and Arthur R. Miller, Federal Practice and Procedure § 1297 at 590 (2d ed. 1990)).

By its terms, however, Rule 9(b) applies to all "averments" of fraud. Fed. R. Civ. P. 9(b). As the Second Circuit has explained, "[t]his wording is cast in terms of the conduct alleged, and is not limited to allegations styled or denominated as fraud or expressed in terms of the constituent elements of a fraud cause of action." *Rombach v. Chang*, 355 F.3d 164, 171 (2d Cir. 2004). Thus, "while a plaintiff need allege no more than negligence to proceed under Section 11 and Section 12(a)(2), claims that do rely upon averments of fraud are subject to the test of Rule 9(b)." *Id.* This is equally true in causes of action brought under ERISA. While fraud is not a necessary element of every ERISA claim, to the extent an ERISA claim is predicated on allegedly fraudulent conduct, Rule 9(b) applies. *See, e.g.*, *Adamczyk v. Lever Bros. Co.*, 991 F. Supp. 931, 939 (N.D. Ill. 1997) (holding that Rule 9(b) applies to ERISA claims that allege misrepresentation or deception) (cited in Plaintiffs' Op. at 14).

Here, the gravamen of Plaintiffs' Complaints is that the defendants violated ERISA by allowing the Plans to invest in mutual funds, or in the stock of certain mutual fund advisors, where undisclosed, fraudulent market timing activity was allegedly taking place. But for the alleged concealment of fraudulent activity, Plaintiffs would have no argument that these investments violated ERISA. *See, e.g.*, Amvescap Complaint at ¶ 60 ("Had the defendants not breached their fiduciary and/or co-fiduciary duties by . . . failing to disclose their true practices and procedures to plaintiff and the Class, the Plans would have avoided a substantial portion of the loss suffered."). Indeed, Plaintiffs' characterization of their own allegations in their brief underscores that allegedly fraudulent conduct is at the core of their allegations; Plaintiffs assert that "defendants either sanctioned or failed to prohibit *secret* arrangements, *deceptive* trading practices . . . to exploit market timing and late trading opportunities . . . and then *concealed* those activities from the Plan participants." (Plaintiffs' Op. at 1 (emphasis added)). Rule 9(b) clearly applies to such averments.[4]

B. Plaintiffs' Complaints Fail To Meet Rule 8(a).

Moreover, Plaintiffs' Complaints are deficient even when measured against the minimum standards imposed by Rule 8(a) of the Federal Rules of Civil Procedure. The Court of Appeals for the Fourth Circuit has held that under Rule 8(a) "more detail often is required than the bald statement by plaintiff that he has a valid claim of some type against defendant." *Migdal v. Row Price-Fleming Int'l, Inc.*, 248 F.3d 321, 326 (4th Cir. 2001) (quoting 5A Charles A. Wright & Arthur R. Miller, Federal Practice and Procedure § 1357 at 318 (2d ed. 1990)).

The Fourth Circuit has expressly cautioned that *Swierkiewicz* – a case upon which Plaintiffs want to rely – should not be interpreted "as removing the burden of a plaintiff to allege facts sufficient to state all the elements of her claim." *Bass v. E.I. Dupont De Nemours & Co.*, 324 F.3d 761, 765 (4th Cir. 2003) (citing *Dickson v. Microsoft Corp.*, 309 F.3d 193, 213 (4th Cir. 2002)); *see also Dura Pharms., Inc. v. Broudo*, 125 S. Ct.

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[4] Plaintiffs offer an alternative, entirely counterintuitive argument: they argue that even if some of their claims rely on allegations of fraud, not all of them do, so Rule 9(b) should not apply to any of their allegations. Even if the Court were to find, however, that some averments were not subject to Rule 9(b), Rule 9(b) would still apply to those allegations that sound in fraud. *See, e.g., Adamczyk*, 991 F. Supp. at 939-40 (dismissing all of plaintiffs' claims which were based on intentional or knowing misrepresentation because they did not satisfy Rule 9(b)) (cited in Plaintiffs' Op. at 14); *see also Vess v. Ciba-Geigy Corp. USA*, 317 F.3d 1097, 1104 (9th Cir. 2003) (holding that in cases where a plaintiff alleges some fraudulent and some non-fraudulent conduct, the allegations sounding in fraud are subject to Rule 9(b)'s heightened pleading requirements).

1627, 1634 (2005) (cited in Plaintiffs' Op. at 9) (dismissing complaint on ground that imposing at least some burden on plaintiffs to allege a bare minimum of facts in support of their claim is necessary to avoid abusive practices). Here, Plaintiffs must plead (and of course ultimately prove) facts sufficient to demonstrate that an ERISA fiduciary has breached a duty imposed by ERISA. Because they have failed to plead facts to show that each defendant was acting as an ERISA fiduciary at the time of the challenged conduct, Plaintiffs' claims must be dismissed.[5]

C. Plaintiffs Have Failed to Allege Facts That Would Demonstrate That Defendants Are Plan Fiduciaries.

Plaintiffs' Opposition expends a great deal of space urging the Court to adopt a broad definition of "fiduciary" under ERISA. (Plaintiffs' Op. at 21-23). But the broadest definition in the world does not excuse Plaintiffs' failure to allege facts that, if true, would show that each defendant they seek to hold liable under ERISA is a fiduciary. Despite Plaintiffs' promise that "[a] review of the allegations against each defendant . . . is contained in the supplemental memoranda" (Plaintiffs' Op. at 27), the supplemental memoranda merely recite – more or less verbatim – the same insufficient allegations contained in the Complaints and do not include any legal argument. Similarly, Plaintiffs' assertion that "the ERISA complaints contained detailed allegations that defendants were

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[5] None of the cases cited by Plaintiffs compels a contrary result. Both *Howell v. Motorola, Inc.*, 337 F. Supp.2d 1079 (N.D. Ill. 2004) and *In re Worldcom, Inc. ERISA Litig.*, 263 F. Supp. 2d 745 (S.D.N.Y. 2003) actually dismissed the plaintiffs' complaints against the majority of the defendants. The court in *In re Elec. Data Sys. Corp. ERISA Litig.*, 305 F. Supp.2d 658, 665-66 (E.D. Tex. 2004) found that plaintiffs had alleged facts in support of their claim that defendants were named fiduciaries.

both named and de facto fiduciaries" (Plaintiffs' Op. at 37) is simply not borne out by an examination of the Complaints themselves.

Regardless of how liberally the term "fiduciary" is interpreted, Plaintiffs' conclusory allegations that Defendants "exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets," do no more than track the language of the ERISA statute and must be dismissed. Plaintiffs' attempt to distinguish the governing Fourth Circuit precedent, *Custer v. Sweeney*, 89 F.3d 1156 (4th Cir. 1996), is unavailing. In *Custer*, the court held that plaintiffs' allegation that the defendant, as attorney to the Plan, controlled information pertaining to the mismanagement of Plan assets was not sufficient to qualify the defendant as a fiduciary. *Id.* at 1163.

Plaintiffs cannot avoid dismissal simply by claiming that ERISA claims are fact intensive and case specific; while discovery may be necessary to determine the *scope* of a fiduciary's discretionary authority, as addressed in the cases cited in Plaintiffs' Opposition, such inquiry is permissible only after Plaintiffs have adequately pled facts to show that each defendant functioned as an ERISA fiduciary in the first instance. The cases Plaintiffs cite are readily distinguishable, because each opinion quotes specific factual allegations that, if true, would establish that the defendants were fiduciaries with respect to the plans at issue.[6] The Complaints at issue here are devoid of any similar

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[6] *See, e.g.*, *Rankin v. Rots*, 278 F. Supp.2d 853, 879 (E.D. Mich. 2003) ("[T]he Plan Documents imbue[d] all of the defendants with some degree of authority over the Plan"); *In re Ikon Office Solutions, Inc. Sec. Litig.*, 86 F. Supp.2d 481, 491 n.15 (E.D. Pa. 2000) (noting that plaintiffs allege that Ikon affirmatively involved itself by providing information about the plan to participants); *Beam*

allegations. The Fourth Circuit has affirmed the dismissal of similarly deficient complaints for failure to allege fiduciary status, prior to the conducting of discovery. *See, e.g., Coleman v. Nationwide Life Ins. Co.*, 969 F.2d 54, 61-62 (4th Cir. 1992).

D. Plaintiffs Characterize Defendants as "De Facto" Fiduciaries Without Alleging Facts to Show Defendants Performed Any Fiduciary Function.

Plaintiffs concede that most defendants are not expressly identified as fiduciaries in the Plan documents and characterize these defendants as "de facto" fiduciaries under ERISA. Defendants do not disagree that a person can act as a fiduciary by exercising discretionary authority with respect to the plan. However, Plaintiffs fail to allege a single fact that, if true, would demonstrate that any defendant here actually exercised such discretionary authority. Instead, the scant particulars offered by Plaintiffs describe the relevant defendants as performing roles that the courts have repeatedly concluded do not confer fiduciary status under ERISA. Plaintiffs have alleged that certain defendants are (a) Plan sponsors, (b) officers/directors of the mutual fund advisors, or (c) signatories to SEC filings, but such allegations simply do not demonstrate that those defendants functioned as fiduciaries. (Defendants' Mem. at 16, 18-20).

First, Plaintiffs have failed to come forward with factual allegations that the Plan sponsors, or those acting on behalf of sponsors, or the "participating employers" who

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v. HSBC Bank USA, No. 02-CV-0682E(F), 2003 WL 22087589, at *3 (W.D.N.Y. Aug. 19, 2003) (finding outside directors were fiduciaries because they authorized the disposition of Plan assets and had fiduciary duties with respect to the appointment, monitoring and removal of the trustee and the named fiduciary); *In re CMS Energy ERISA Litig.*, 312 F. Supp.2d 904, 909 (E.D. Mich. 2004) (plaintiffs allege inside directors of the "Employers" are fiduciaries because Plan conferred "Employers" with broad administrative and management responsibility).

sponsored ERISA plans, exercised discretionary authority or control with regard to Plan management, administration or assets. Plaintiffs' "presumption" that the sponsors (every one of them) disseminated Summary Plan Descriptions to Plan participants is no substitute for a well-pleaded allegation.

Plaintiffs' argument that some individual defendants are fiduciaries by virtue of signing SEC filings similarly misses the mark. The mere fact that a director signed a regulatory filing is not enough to transform him into an ERISA fiduciary. *See In re Sprint Corp. ERISA Litig.*, No. 03-2202-JWL, 2004 WL 1179371, at *14 (D. Kan. May 27, 2004) ("those who prepare and sign SEC filings do not become ERISA fiduciaries through those acts") (citing *In re Worldcom, Inc. ERISA Litig.*, 263 F. Supp.2d 745, 766 (S.D.N.Y. 2003)). The string of cases cited by Plaintiffs stands for the basic principle that ERISA fiduciaries can violate their duties by disseminating false information to plan participants, but offers no support for the contention that merely signing an SEC filing – even an allegedly false one – makes a defendant a fiduciary with respect to an ERISA plan.

Similarly, the courts have regularly held that occupying a position as a corporate officer or director does not confer fiduciary status. *See Arevalo v. Herman*, No. 3:01CV512, 2002 U.S. Dist. LEXIS 7076, at *12 (E.D. Va. Apr. 12, 2002) (status as corporate officer does not impute involvement with plan implementation or operation), *aff'd*, No.02-1513, 128 Fed. App. 952, 2005 U.S. App. LEXIS 6683 (4th Cir. Apr. 19, 2005). Plaintiffs' citations to cases in which the officers and directors have the power to appoint and remove other plan fiduciaries are inapposite, since such factual allegations are nowhere to be found in the Complaints, and the Plan Documents do not confer any such power on the officer and director defendants at issue here. Even if the officer and director defendants were responsible for omissions in public filings or encouraged participants to invest in market timed or late traded mutual funds (Defendants' Mem. at 37), there are no allegations that these defendants were acting as fiduciaries when they took these alleged actions.

Plaintiffs have not even attempted to respond to Defendants' arguments that other roles the Defendants are alleged to have had with respect to the Plans (investment managers of the underlying mutual funds, employers, or parent corporations) do not transform the Defendants into fiduciaries. (Defendants Mem. at 17-18, 20-21). Nor do Plaintiffs dispute that directed trustees have quite limited fiduciary duties, triggered only when a trustee "knows or should know of reliable public information that calls into serious question the company's short-term viability as a going concern." *In re Worldcom, Inc. ERISA Litig.*, 354 F. Supp.2d 423, 449 (S.D.N.Y. 2005). Because Plaintiffs have failed to allege facts demonstrating that each defendant was a fiduciary under ERISA, their claims must be dismissed.

III. The Complaints Fail To State Claims For Co-Fiduciary Liability.

Because Plaintiffs have failed to allege facts establishing a primary breach of fiduciary duty, their claims of breach of co-fiduciary duty necessarily fail as well. *See, e.g., Maniace* v. *Commerce Bank of Kansas City, N.A.*, 40 F.3d 264, 268 (8th Cir. 1994), *cert. denied*, 514 U.S. 1111 (1995) (plaintiff must establish primary breach of fiduciary duty to maintain a claim under § 405); *Wright v. Oregon Metallurgical Corp.*, 360 F.3d

1090, 1103 (9th Cir. 2004) (same). Accordingly, Plaintiffs' claims under § 405 must be dismissed.[7]

Having failed to establish that any Defendant is liable based on a co-fiduciary theory, Plaintiffs assert, for the first time in their opposition papers, the argument that certain unspecified Defendants may be held liable as third-party non-fiduciaries. (Plaintiffs' Op. at 34-35). This court need not consider this new claim, as it does not appear anywhere in Plaintiffs' Complaints. *See, e.g., Freilich v. Bd. of Directors of Upper Chesapeake Health, Inc.*, 142 F. Supp.2d 679, 691 n.7 (D. Md. 2001) (court will not consider new claim raised in response to motion to dismiss in absence of amended complaint), *aff'd*, 313 F.3d 205 (4th Cir. 2002).[8]

IV. <u>The Prohibited Transactions Claims Must Be Dismissed.</u>

The ERISA Complaints alleged that Defendants had committed prohibited transactions in violation of § 406 of ERISA, 29 U.S.C. § 1106, as a result of the plans' purchases of mutual fund shares and, in some cases, in acquisitions of employer stock.

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7 Plaintiffs' Opposition asserts several conclusions of law that are not tethered to any allegations of fact. Plaintiffs note that "a co-fiduciary can be liable for the acts of another co-fiduciary over which the first has no control and/or duty to monitor, so long as the first co-fiduciary, with knowledge of the second's breach, omitted to act to protect the interests of the beneficiaries" (Plaintiffs' Op. at 31), but cannot point to any allegations supporting this theory of liability in the Complaints. Plaintiffs also argue that fiduciaries have a "duty to monitor the performance of [their] appointees" (*id.* at 32), but once again do not identify any portion of their Complaints that alleges facts to support that legal theory.

8 Moreover, Plaintiffs are simply wrong. Although non-fiduciaries have been held liable for equitable relief under ERISA 502(a)(3) on very limited occasions, they have not been held liable for money damages under ERISA 502(a)(2) and 409. As explained by the court in *Fremont v. McGraw-Edison Co.*, 606 F.2d 752, 759 (7th Cir. 1979), even though a third party may participate in and benefit from a fiduciary's wrong-doing, the third party would nonetheless have no liability under ERISA 502(a)(2) because ERISA's statutory duties were not imposed upon the third party.

At pages 23-29 of their Omnibus Memorandum, Defendants explained why these claims should be dismissed. Plaintiffs' Opposition simply fails to address these claims or defenses and does not even refer to § 406. Accordingly, for the reasons stated in Defendants' Omnibus Memorandum, these claims, having been abandoned by Plaintiffs, should be dismissed.

V. Plaintiffs Have Failed To Allege Circumstances Sufficient to Overcome the *Moench/Kuper* Presumption That Investment in Company Stock is Prudent.

The ERISA Defendants' Omnibus Memorandum demonstrated that Plaintiffs had failed to state a claim that any fiduciary duty of prudence had been breached by continuing to offer company stock as an investment option in their respective 401(k) plans. In that regard, the ERISA Defendants established that all of the 401(k) plans in question are "eligible individual account plans" (EIAPs), which are exempt from ERISA's diversification requirements with regard to investment in company stock, and that the Plaintiffs had failed to overcome the consequential *Moench/Kuper* presumption that a plan fiduciary does not breach any duty of prudence by continuing to allow participants in such plans to invest in company stock absent circumstances indicating knowledge by the plan fiduciary that there were serious questions regarding the viability of the company as an ongoing enterprise. (Defendants' Mem. at 29-33).

In response, Plaintiffs argue that the *Moench/Kuper* presumption only applies to one kind of EIAP, an ESOP,[9] but not to others, such as 401(k) plans, and that, in any

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9 Plaintiffs concede that the *Moench/Kuper* presumption of prudence applies to ESOPs. For those Complaints that concern ESOPs, therefore, prudence is presumed.

event, a plaintiff can overcome the *Moench/Kuper* presumption at the pleading stage by merely alleging that a prudent fiduciary would have removed company stock from the plan. (Plaintiffs' Op. at 39-46). Plaintiffs are badly mistaken on both points.

A. The *Moench/Kuper* Presumption Is Applicable To 401(k) Plans.

Plaintiffs acknowledge that the Third Circuit in *Moench v. Robertson*, 62 F.3d 553, 571 (3d Cir. 1995), and the Sixth Circuit in *Kuper v. Iovenko*, 66 F.3d 1447, 1459 (6th Cir. 1995), held that the decision of a fiduciary to remain invested in company stock is entitled to a presumption of reasonableness and is to be reviewed only for abuse of discretion. (Plaintiffs' Op. at 39-41). Although in both cases the basis for the presumption was the exception from the diversification requirements otherwise applicable to plan investments in company stock, *Moench*, 62 F.3d at 569-70; *Kuper*, 66 F.3d at 1458, which is equally available to 401(k) plans and ESOPs, Plaintiffs unsuccessfully labor to draw distinctions between those two types of EIAPs that would justify applying the presumption to ESOPs, while denying the presumption to 401(k) plans.[10]

Plaintiffs' initial thrust is that the *Moench/Kuper* presumption is the result of an effort to harmonize Congress' encouragement of ESOPs with the competing legislative interest in safeguarding the interests of participants in pension plans through diversified

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[10] Plaintiffs argue that the text of ERISA distinguishes in some material way between ESOPs and a 401(k) savings plan. (Plaintiffs' Op. at 41). But all that Plaintiffs' parsing of the statutory language shows is that ERISA expressly describes the type of EIAP that qualifies as an ESOP. What is relevant—and what Plaintiffs conveniently ignore—is that the text of ERISA draws no distinction between ESOPs and 401(k) plans with respect to the diversification exception. *See* 29 U.S.C. §§ 1104(a)(2), 1107(d)(3).

investments of assets. (Plaintiffs' Op. at 39-41). But Congress' favored view of ESOPs is only one manifestation of a strong legislative preference for investment in company stock by all forms of EIAPs, including 401(k) plans. *See Foltz v. U.S. News & World Report, Inc.*, 865 F.2d 364, 373-74 (D.C. Cir. 1989); *see also* Joint Committee on Taxation, 107th Cong., Present Law and Background Relating to Employer-Sponsored Defined Contribution Plans and Other Retirement Arrangements and Proposals Regarding Defined Contribution Plans, at 40 (JCX-11-02, Feb. 26, 2002). ESOPs just happened to be the EIAP at issue in *Moench/Kuper*. Subsequent cases have held that the *Moench/Kuper* presumption of prudence applies equally to all EIAPs. *See Wright,* 360 F.3d at 1097-98 & n.3; *In re Calpine Corp. ERISA Litig.*, No. C-03-1685 SBA, 2005 WL 1431506, at *5 (N.D. Cal. Mar. 31, 2005) (same); *Steinman v. Hicks*, 252 F. Supp.2d 746, 757-59 (C.D. Ill. 2003) (same). Plaintiffs have cited no authority to the contrary.

Plaintiffs next advance the erroneous proposition that ESOPs and 401(k) plans are materially different for the purposes of the *Moench/Kuper* presumption because a 401(k) plan is a "typical diversified ERISA plan," while ESOPs invest almost exclusively in company stock. (Plaintiffs' Op. at 42-43). What Plaintiffs conveniently ignore is that the statutory exemption from diversification means that 401(k) plans can be heavily concentrated, if not wholly invested, in company stock without violating ERISA's prudence provisions. *See* 29 U.S.C. §§ 1104(a)(2), 1107(d)(3). Thus, the references to "typical diversified ERISA plan[s]" in *Moench,* 62 F.3d at 568, and in *Kuper,* 66 F.3d at 1457, are not to 401(k) plans, but to those retirement plans, such as defined benefit plans, in which diversification is statutorily required and where there are percentage limits on how much may be invested in company stock. *See* 29 U.S.C. § 1107(a)(2) (company stock may not comprise more than ten percent of the value of the assets of a non-EIAP pension plan).

B. Plaintiffs' Allegations Fall Far Short Of Overcoming The *Moench/Kuper* Presumption.

As the ERISA Defendants explained, to rebut the *Moench/Kuper* presumption, the Plaintiffs must demonstrate that the fiduciaries of the respective plans knew or should have known that the sponsoring company was on the precipice of a catastrophic financial failure calling into serious question the viability of the company as an ongoing enterprise, or were aware of matters of an equally serious nature that would undermine the continued prudence of offering company stock as an investment option. (Defendants' Mem. at 30-31).

The Plaintiffs have not alleged – nor could they – that any plan fiduciaries of any of the plans knew or should have known that their respective companies were on the verge of imminent collapse, or that there were other equally serious matters involving the company. Instead, Plaintiffs offer a series of make-weight arguments that, if accepted, would make the *Moench/Kuper* presumption meaningless.

Citing *Kuper,* Plaintiffs argue that the presumption does not apply at the pleading stage. (Plaintiffs' Op. at 44-45). However, as *Kuper* came to the court of appeals only after trial, the Sixth Circuit in *Kuper* had no occasion to address whether the plaintiff there needed to plead facts in the complaint sufficient to overcome the presumption. 66 F.3d at 1449-50. Moreover, contrary to what Plaintiffs assert, the *Moench/Kuper* presumption is not an evidentiary rule. Rather, the presumption fixes a standard of fiduciary conduct that plaintiffs must show has been violated in order to establish that a plan fiduciary is liable for allowing company stock to remain an investment option. It is thus an element of the Plaintiffs' cause of action that they must both plead and prove. *See Wright*, 360 F.3d at 1097-98 (applying *Moench* presumption at motion to dismiss stage); *Calpine*, 2005 WL 1431506, at *4-6 (same); *In re Duke Energy ERISA Litig.*, 281 F. Supp.2d 786, 794-95 (W.D.N.C. 2003) (same).

Plaintiffs also assert that the *Moench/Kuper* presumption can be overcome by generalized allegations that a prudent fiduciary would have acted differently in the circumstances. The prevailing understanding of how the *Moench/Kuper* presumption operates at the pleading stage is well-described in *Calpine*. In that case, the plaintiffs alleged (much like the plaintiffs here) that that defendants breached their duty to prudently and loyally manage plan assets by failing to "deselect" the company stock fund as an investment option in the company's 401(k) plan. *Calpine*, 2005 WL 1431506, at *4-6. The court held that the *Moench/Kuper* presumption applied, *id* at *5, and that to rebut the presumption of prudence, "a complaint must plead facts that, if proven, would demonstrate that the fiduciaries knew that the 'company's financial condition is seriously deteriorating and that there is a genuine risk of insider self-dealing.'" *Id.* (quoting *Wright*, 360 F.3d at 1098); *see also In re Duke Energy ERISA Litig.*, 281 F. Supp.2d at 795. Applying that standard, the court in *Calpine* granted defendants' motion to dismiss, because the company there — just like the companies in these cases — "was a viable concern throughout the alleged class period and was not in the sort of deteriorating financial circumstances that must be pled to rebut the presumption of prudence." 2005 WL 1431506, at *5.[11]

VI. Plaintiffs' Misrepresentation Claims Should Be Dismissed.

Plaintiffs' misrepresentation and nondisclosure claims should be dismissed on numerous grounds set forth in Defendants' Omnibus Memorandum. (Defendants' Mem. at 33-40). Unable to respond meaningfully to those grounds, Plaintiffs have instead chosen largely to ignore them. Not only does their Opposition omit any section specifically addressing these claims, but Plaintiffs have failed to provide *any* response whatsoever to many of Defendants' arguments, including that:

- Plaintiffs' claims should be dismissed for failure to adequately plead the required element of detrimental reliance. *See Tootle v. ARINC, Inc.*, 222 F.R.D. 88, 95-97 (D. Md. 2004).
- The relief available on these claims is necessarily individualized, *see Tootle,* 222 F.R.D. at 96-97, and therefore can be sought only under ERISA § 502(a)(3), 29 U.S.C. 1132(a)(3), *see, e.g., Griggs v. E.I. DuPont de Nemours & Co.*, 237 F.3d 371, 385 n.7 (4th Cir. 2001), and therefore does not extend to the type of monetary damages sought by Plaintiffs. *Rego v. Westvaco Corp.*, 319 F.3d 140, 145 (4th Cir. 2003).

---

[11] Plaintiffs' reliance on *In re Sears, Roebuck & Co. ERISA Litig.*, No. 02 C 8324, 2004 WL 407007 (N.D. Ill. Mar. 3, 2004), and *In re CMS Energy ERISA Litig.*, 312 F. Supp.2d 898, 908 (E.D. Mich. 2004), for the contrary proposition is not well founded. To overcome the presumption of prudence in *Sears*, the plaintiffs had apparently alleged facts showing that the plan fiduciaries knew or should have known that Sears's price of stock was fraudulently inflated. *Sears*, 2004 WL 407007, at *4. No such factual allegations have been made in this case.

In *CMS*, the court did not even discuss the *Kuper/Moench* presumption of prudence, except to note its agreement that it could be overcome by "showing that a prudent fiduciary would have made a different investment decision." 312 F. Supp.2d at 914 n.10. The court never addressed what that showing needed to be. And to the extent the court in *CMS* rejected consideration of the presumption of prudence at the motion to dismiss stage, the decision is contrary to nearly every other court that has considered application of the presumption. *See Calpine,* 2005 WL 1431506, at *5 and cases cited therein.

Even where Plaintiffs have responded to Defendants' arguments, those attempts widely miss the mark. As explained at pages 34-35 of Defendants' Omnibus Memorandum, Plaintiffs' misrepresentation claims fail because the alleged misrepresentations, statements about the financial prospects of the employers or the mutual funds at issue, fall outside the scope of ERISA fiduciary speech. Plaintiffs cite a string of cases in which courts have allowed ERISA plaintiffs to base fiduciary duty claims on misrepresentations in SEC filings that had allegedly been incorporated by reference into plan documents. (Plaintiffs' Op. at 29-30). However, Plaintiffs' Complaints do not allege that any SEC filings here were incorporated into plan documents. Moreover, while Plaintiffs generically allege that Defendants made misrepresentations to participants, the Complaints do not allege that those communications included SEC filings.[12] Thus, the Complaints here lack the key allegations which were critical to the ability of plaintiffs to assert ERISA claims in those other cases. As such, those cases only underscore the insufficiency of Plaintiffs' misrepresentation claims.

Moreover, Plaintiffs simply ignore the holding of *Faircloth v. Lundy Packing Co.*, 91 F.3d 648, 654-58 (4th Cir. 1996) that ERISA does not, as Plaintiffs contend, mandate disclosure of financial information or investment advice. Instead, Plaintiffs cite the Fourth Circuit's opinion in *Griggs*, for the proposition that fiduciaries can, at times, have

[12] The Complaints in some instances refer to statements in SEC filings or the signing of SEC filings by certain Defendants as evidence of fiduciary status or for the purpose of describing the plans. However, the Complaints do not allege that those SEC filings were incorporated into plan documents or that they were otherwise used to communicate with plan participants.

an affirmative obligation to disclose information. (Plaintiffs' Op. at 31). In *Griggs*, the defendant incorrectly informed plan participants that they could roll over their plan benefits tax-free and then failed to correct that misinformation despite the obvious fact that it would cause participants to incur an otherwise avoidable tax liability. 237 F.3d at 381. Under those unique circumstances, the Fourth Circuit held that a fiduciary had a duty to correct its own affirmative misrepresentations. *Id.* at 381-82. In so holding, however, the Fourth Circuit repeatedly stressed that such a duty to disclose information existed only in "limited circumstances," *id.* at 380-81, and did not suggest that its narrow ruling could be extended to require employers to share with participants the type of detailed information about company finances and operations that Plaintiffs contend should have been provided.

VII. Plaintiffs Cannot Save Their "Duty to Monitor" Claim.

Plaintiffs acknowledge that not every ERISA fiduciary has a duty to monitor other fiduciaries. (Plaintiffs' Op. at 32; Defendants' Mem. at 42). Plaintiffs' duty to monitor claims must be dismissed because Plaintiffs have never alleged that Defendants possessed and exercised the power to appoint, retain, or remove other fiduciaries, which even under the law cited by Plaintiffs is the level of control necessary to trigger a duty to monitor. *See, e.g., In re AEP ERISA Litig.*, 327 F. Supp.2d 812, 832 (S.D. Ohio 2004) (duty to monitor imposed on "fiduciaries *when* they appoint other persons to make decisions about the plan") (emphasis supplied) (cited in Plaintiffs' Op. at 32-33). The absence of such allegations is fatal to Plaintiffs' "wholly conclusory" duty to monitor claims under the several cases that they do not even attempt to distinguish in the

Opposition. *Cf., e.g., In re Dynegy, Inc. ERISA Litig.*, 309 F. Supp.2d 861, 903-04 (S.D. Tex. 2004); *In re McKesson HBOC, Inc. ERISA Litig.*, No. C00-20030RMW, 2002 WL 31431588, at *15-16 (N.D. Cal. Sep. 30, 2002).[13]

Plaintiffs further depart from existing case law by arguing that Defendants' duty to monitor is implicit because they are "plan sponsors" who "reserve[d] the right to amend" the ERISA plans. (Plaintiffs' Op. at 32). That legal conclusion is not supported by a pleaded basis that Defendants did, in fact, have the right to amend. Nor would such factual allegations make a difference because Plaintiffs have not identified any language in the statute to support their proposition that a plan sponsor's ability to amend automatically gives rise to a duty to monitor.

Plaintiffs' attempt to impose a fiduciary duty to monitor on any ERISA plan sponsor that retained a right to amend (which presumably could be said of any sponsor) also finds no support in *Coyne & Delany Co. v. Selman*, 98 F.3d 1457 (4th Cir. 1996). There, the Court of Appeals held that a plan sponsor had standing to bring claims under ERISA – *i.e.*, to sue as a plaintiff – under circumstances where the sponsor not only had the right to amend the plan, but actively monitored other fiduciaries. 98 F.3d at 1466 (plan sponsor deemed fiduciary only "to the limited extent it exercised its discretionary responsibility 'to monitor appropriately' and remove the Plan Administrator and Plan

[13] Instead of pleading a viable duty to monitor claim, Plaintiffs *admit* that even now- more than a year after filing the Complaints – they are still looking for a basis to have sued Defendants for this reason. *See* Plaintiffs' Op. at 30 (contending it is "[u]knowable at this stage" whether "defendants might be liable" for failure to monitor or under other third-party theories).

Supervisor.").[14] The Court, however, took pains to "reemphasize" that the scope of the fiduciary duty is circumscribed by the scope of the fiduciary's conduct. *Id.* at 1466 n.10 ("party is a fiduciary only as to the activities which bring the person within the definition") (quotations and citation omitted). Simply put, even if Defendants retained some residual authority to amend the ERISA plans, as a matter of law Plaintiffs cannot state a claim under the Fourth Circuit's "restrictive view" of the duty to monitor because they never alleged that Defendants had the power to appoint, retain, or remove other fiduciaries, much less that Defendants actually exercised that never-alleged authority in a manner that crossed the line from its status as settlor to that of a fiduciary with a duty to monitor. *See Coyne,* 98 F.3d at 1473 (Williams, J., concurring) ("employer who does not exercise its discretionary responsibility to monitor appointees does not have standing [as a fiduciary] and has not exposed itself to open-ended liability").[15]

---

[14] Plaintiffs' selective reading of *Coyne* also is foreclosed by cases from other jurisdictions. *See, e.g., Chicago Bd. Options Exch., Inc. v. Connecticut Gen. Life Ins. Co.*, 713 F.2d 254, 259 (7th Cir. 1983) (observing power to amend plan could render plan sponsor or insurer a fiduciary, but that such "status only governs actions taken in regard to amending the contract and does not impose fiduciary obligations . . . when taking other actions"); *A. Ronald Sirna, Jr., P.C. Profit Sharing Plan v. Prudential Sec., Inc.*, 964 F. Supp. 147, 151-52 (S.D.N.Y. 1997) (finding fiduciary status not implicated where securities company retained power to alter contract, but did not exercise power in manner that disadvantaged plan).

More recently, the United States District Court for the Southern District of Texas in *In re Enron Corp. Securities, Derivative & "ERISA" Litigation* observed that *Coyne* addressed circumstances where, as the Fourth Circuit noted in the opinion, a fiduciary exercises its discretion to monitor other fiduciaries and thereby assumes a fiduciary duty to do so. *See* 284 F. Supp.2d 511, 553 n.58 (S.D. Tex. 2003) (recognizing "as an exception to the rule that plan sponsors are usually free to amend plans without triggering fiduciary status a situation where the sponsor amends to obtain and exercise the power to appoint, retain and remove plan fiduciaries").

[15] Plaintiffs also cannot avoid dismissal by relying on *Griggs*, 237 F.3d 371, which *did not even address* the duty to monitor. The dispositive question in *Griggs* concerned the scope of ERISA preemption (and, in particular, whether it extinguished a state law negligent misrepresentation claim). *See*

CONCLUSION

For all of the reasons set forth herein, as well as the reasons set forth in Defendants' Omnibus Memorandum of Law and the supplemental memoranda filed by each defendant, the Complaints should be dismissed.

Dated:
August 19, 2005 Respectfully Submitted,

DEBEVOISE & PLIMPTON LLP

/s/

Maura K. Monaghan
Maeve O'Connor
Robert N. Schwartz
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Attorneys for AVZ, Inc., Amvescap Retirement, Inc., Amvescap National Trust Company, Invesco Funds Group, Inc., Amvescap PLC

The original of this document contains the actual signature of Maura K. Monaghan and it will be maintained in our files as prescribed by the CM/ECF rules.

Griggs, 237 F.3d at 377. Plaintiffs certainly cannot analogize their claims to those remanded in *Griggs* because in that case the defendant conceded that its allegedly improper conduct was undertaken in its capacity as an ERISA fiduciary. *Id.*

CLIFFORD CHANCE US LLP

/s/

Mark A. Kirsch
Mark Holland
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
Tel: (212) 878-8000

Attorneys for Defendants Alliance Capital Management Corporation, Alliance Capital Management Holding L.P., and Alliance Capital Management L.P.

DEWEY BALLANTINE LLP

/s/

Robert C. Myers
1301 Avenue of the Americas
New York, New York 10019

Attorneys for the Board of Directors of Janus Capital Group Inc.

GIBSON, DUNN & CRUTCHER LLP

/s/

Mark A. Perry
Paul Blankenstein
Dustin K. Palmer
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Tel: (202) 955-8500
Fax: (202) 467-0539

Attorneys for Janus Capital Group Inc. and the Plan Advisory Committee

GONZALEZ, SAGGIO & HARLAN, L.L.P.

/s/

Stephen L. Knowles
225 East Michigan, Fourth Floor
Milwaukee, Wisconsin 53202
Tel: (414) 277-8500
Fax: (414) 277-8521

SULLIVAN & CROMWELL LLP
Bruce E. Clark
William L. Farris
125 Broad Street
New York, New York 10004
Tel: (212) 558-4000
Fax: (212) 558-3588

Attorneys for Defendant Strong Capital Management, Inc.

ARKIN KAPLAN LLP

/s/
____

Howard J. Kaplan
590 Madison Avenue
New York, New York 10022
Tel: (212) 333-0200
Fax: (212) 333-2350

Attorneys for Defendant Richard S. Strong

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

/s/
____
Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
1633 Broadway
New York, New York 10019
Tel: (212) 506-1700

Attorneys for Defendant Raymond R. Cunningham

MORRISON & FOERSTER LLP

/s/

Daryl P. Rains
755 Page Mill Road
Palo Alto, California 94304

Attorneys for Charles Schwab Trust Company.

MUNGER, TOLLES & OLSON LLP

/s/

Brad Brian
David Dinielli
Kate Anderson
Özge Guzelsu
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Tel: (213) 683-9100
Fax: (213) 687-3702

Attorneys for AXA Financial, Inc.

O'MELVENY & MYERS LLP

/s/

Robert N. Eccles
Gary S. Tell
1625 Eye Street, NW
Washington, D.C. 20006-4001
Tel: (202) 383-5300

Matthew P. Eastus
400 South Hope Street
Tel: Los Angeles, CA 90071-2899
Tel: (213) 430-6000

Attorneys for Defendants Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments Trust, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, Sandra Wright, William L. Rosoff, and Francis N. Bonsignore

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

/s/
Daniel J. Kramer
Liza M. Velazquez
Andrea J. Prasow
1285 Avenue of the Americas
New York, NY 10019-6064
Tel: (212) 373-3000
Fax: (212) 757-3990

Attorneys for Bank One Corporation, Bank One Trust Company, N.A., James Dimon and Donald A. Hoy

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/
William H. Paine, Esq.
Jonathan A. Shapiro, Esq.
Edward E. Hale, Jr., Esq.
60 State Street
Boston, MA 02109
Tel: (617) 526-6000
Fax: (617) 526-5000

Attorneys for Massachusetts Financial Services Company, Massachusetts Financial Services Corporation Retirement Committee, Joseph W. Dello Russo, and Eric Burns

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In Re Mutual Funds Investment Litigation	04-md-15861
	04-md-15862
This Document Relates	04-md-15863
to All Tracks	04-md-15864

DECLARATION OF MAURA K. MONAGHAN IN SUPPORT OF OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF DEFENDANTS' MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

I, Maura K. Monaghan declare under penalty of perjury as follows:

1. I am a member of the law firm of Debevoise & Plimpton LLP, attorneys for AVZ Inc. ("AVZ"); Amvescap Retirement, Inc. ("ARI"); Amvescap National Trust Company ("ANTC"); Invesco Funds Group, Inc. ("Invesco"); and Amvescap PLC ("Amvescap"). I make this declaration in support of the Omnibus Reply Memorandum of Law in Further Support of Defendants' Motion to Dismiss the ERISA Class Complaints.

2. Attached hereto as Exhibit A is a true and correct copy of *Arevalo v. Herman*, No. 3:01CV512, 2002 U.S. Dist. LEXIS 7076 (E.D. Va. Apr. 12, 2002).

3. Attached hereto as Exhibit B is a true and correct copy of *Arevalo v. Herman*, No.02-1513, 128 Fed. App. 952, 2005 U.S. App. LEXIS 6683 (4th Cir. Apr. 19, 2005).

I hereby declare under penalty of perjury that the foregoing is true and correct.

Executed on August 19, 2005.



Maura K. Monaghan

22008479v1

EXHIBIT A

LEXSEE 2002 US DIST LEXIS 7076

SERGIO AREVALO, et al., Plaintiffs, HARRIS HERMAN, et al., Defendants.

Civil Action No. 3:01CV512

UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA, RICHMOND DIVISION

2002 U.S. Dist. LEXIS 7076

April 12, 2002, Decided

SUBSEQUENT HISTORY: *Affirmed by Arevalo v. Herman, 2005 U.S. App. LEXIS 6683* (4th Cir. Va., Apr. 19, 2005)

DISPOSITION: [*1] Defendants' Motion for Summary Judgment granted. Case dismissed.

LexisNexis(R) Headnotes

COUNSEL: For Plaintiffs: David G. Shuford; Charles M. Sims & Marie D. Carter.

For Defendants: Samuel M. Brock, III, James S. Crockett, Jr., Kimberly Errico.

JUDGES: Dennis W. Dohnal, United States Magistrate Judge.

OPINIONBY: Dennis W. Dohnal

OPINION:

MEMORANDUM OPINION

This matter is before the Court by consent of the parties *(28 U.S.C. § 636*(c)(1)) on the Defendants' Motion for Summary Judgment Or, in the Alternative, for Partial Summary Judgment (Defs.' Mot.), pursuant to *Fed. R. Civ. P. 56*. The Plaintiffs, former employees of a now defunct company, Sky Trek International Airlines Inc. (the Company), assert that the Defendants, managing officers n1 of the Company, breached their fiduciary duties in violation of § § 1132(a)(2) and 1132(a)(3) of the Employee Retirement Income Security Act (ERISA) by failing to exercise proper discretion and control over the assets of the Company's healthcare plan (the Plan) that resulted in Plaintiffs' and "other similarly situated Plan participants'" claims remaining unpaid following the Company's declaration of bankruptcy [*2] and its ensuing liquidation. (Compl., PP 52-54, Prayer for Relief). The Plaintiffs seek declaratory relief to establish that the Defendants Possati and Herman are personally liable, jointly and severally, for the losses that resulted from their fiduciary breaches as well as judgment providing for individual recovery from them, including prejudgment interest, attorney's fees, costs, other reasonable costs incurred as provided for by ERISA, and "such other equitable relief for Plaintiffs and other similarly situated Plan participants" as the Court may deem appropriate. (Compl., Prayer for Relief). The Defendants deny that they were acting as fiduciaries of the Plan at least at the time of the alleged breach of fiduciary duty with discretion and control over Plan assets subject to the provisions of ERISA, or that the Plaintiffs can obtain the relief they request in the form of individual benefits. (Defs.' Mot.). For the reasons stated herein, the Defendants' Motion for Summary Judgment is GRANTED in its entirety.

> n1 The Defendant Marco Possati (Possati) was Chairman of the Board of Directors of Sky Trek and the Defendant Harris Herman (Herman) served as President and CEO during all relevant periods. The Defendant Kimberly Errico (Errico) is named only as a "nominal defendant," without any potential liability, in her capacity as Manager of Employee Benefits for the Company and a Plan Administrator. (Compl. PP 13-15).

[*3]

Standard of Review

Summary judgment is only to be granted when there is no genuine dispute as to any issue of material fact when all justifiable inferences are drawn in favor of the non-moving party and the movant is entitled to judgment as a matter of law. *Celotex v. Catrett, 477 U.S. 317, 322, 91 L. Ed. 2d 265, 106 S. Ct. 2548 (1986); Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 255, 91 L. Ed. 2d 202, 106 S. Ct. 2505 (1986)*. However, unsupported conclusory allegations by the non-moving party are not sufficient to create a genuine dispute of material fact so as to withstand the granting of relief. *Celotex Corp. v. Catrett, 477 U.S. at 327* (White, J., concurring). In essence, the Court must decide if the evidence when viewed in the light most favorable to the non-moving party "presents a sufficient disagreement to require submission to the [factfinder] or whether it is so one-sided that one party must prevail as a matter of law." *Anderson v. Liberty Lobby, Inc., 477 U.S. at 251-252.*

Undisputed Material Facts and Justifiable Inference

The Court deems the following to be the relevant undisputed material [*4] facts and justifiable inferences that are relevant to the resolution of the pending motion:

1. The Plan was established in 1998 to provide medical benefits to present and former employees of the Company, including the Plaintiffs. (Compl. PP 8-12, 23).

2. All claims were processed, decided, and paid by a third party administrator (TPA) n2 pursuant to a third party administration contract. (Compl. P 24; Mem. in Supp. of Defs.' Joint Mot. for Summ. J. or Partial Summ. J. (Defs.' Mem.) Ex. B).

3. The Defendants Possati and Herman had no involvement with the design, implementation, or operation of the Plan. (Defs.' Mem., Ex. C PP 3-6; Ex. L P 3).

4. The Company reimbursed NEF through a bank account that the Company funded from its general assets and from which NEF was authorized to withdraw amounts on a regular basis in the amount of claims and authorized costs incurred on behalf of the Plan. (Compl. PP 26-27; Defs.' Mem., Ex. B; Ex. D PP 4-5).

5. Employee participants contributed to the Plan through payroll deductions n3 in amounts that depended on the coverage obtained and the Company was contractually required as Plan Sponsor and Administrator to provide sufficient [*5] funding for the Plan. (Compl. PP 27-28; Defs.' Mem., Ex. A at 14; Ex. C P 5; Ex. D P6).

6. At no time did the Company place any of the funds received from Plan participants in a separate trust, nor was it required to do so by any Plan document or other agreement. All employee contributions were processed through a general operating account from which the Company reimbursed the TPA for claims it paid on a monthly basis. (Compl. P 29; Defs.' Mem., Ex. C P 8; Ex. D PP 7-8).

7. The terms provided that the Plan would terminate if the Company decided to terminate the Plan. The TPA contract was also subject to termination if the Company failed to make the required reimbursement payments. (Defs.' Mem., Ex. A at 2; Ex. B, art. 7).

8. Although the Company encountered difficult financial circumstances that eventually forced it into bankruptcy, it never failed to make required contributions to the Plan or failed to reimburse the TPA for benefit payments until the bankruptcy court ordered the Company to stop making such disbursements. (Compl. PP 30;38, 41; Defs.' Mem., Ex. C PP 13, 15; Ex. D P 10). n4

9. The Defendants (Herman) communicated with Plan participants on a regular [*6] basis regarding the deteriorating financial condition of the Company before bankruptcy protection was sought. (Defs.' Mem., Ex. C P 9).

10. No plan participant was misled by any affirmative misrepresentation of the Defendants. n5

11. The Company specifically requested permission of the bankruptcy court that it be allowed to satisfy benefit claims related to healthcare expenses that had been incurred before the bankruptcy filing (prepetition), but the court declined permission and the Plan was formally terminated by the court-appointed trustee appointed by the court to oversee the Company's liquidation. (Compl. PP 2, 42; Defs.' Mem., Ex. C P 15; Ex. G; Ex. H; Ex. I).

12. Although the Defendants Possati and Herman exercised discretion, if not con-

trol, over company assets and activities as officers and investors, including which creditors to pay after seeking bankruptcy protection, the Plan was a "self-funded" or "unfunded" plan (as permitted by ERISA) designed to operate independent of corporate control. (Def.'s Mem., Ex. C PP 3-6; Ex. L P 3).

n2 The Company retained New England Financial Employee Benefits Group (NEF) as the TPA in regard to current employee claims and the COBRA Company of Virginia (COBRA Company) as the TPA for health care claims by former employees. (Compl. PP 24-25). Both third party administrators will be referred to collectively as "the TPA" herein.

[*7]

n3 Former employee participants made direct payments to the COBRA Company that then remitted the appropriate amounts to the Company. (Compl. P 28; Defs.' Mem., Ex. C PP 6-7, Ex. D P 8).

n4 A single $ 150 payroll deduction was made by one of the named plaintiffs (Pagano) after the Company made its last contribution to the Plan (immediately before the pending bankruptcy was converted into a Chapter 7 liquidation proceeding). The $ 150 was forwarded to the trustee in bankruptcy, and not the TPA. (Defs.' Mem., Ex. C P 14, Ex. J).

n5 The Plaintiffs have not presented any evidence by affidavit or otherwise to establish that there is even a genuine issue of disputed material fact that there was any alleged misrepresentation.

Analysis

The central issue in the case is whether the Defendants exercised the requisite discretion and control over the Plan and/or its assets as fiduciaries at the time of the alleged breaches such that they could be held personally accountable for adverse consequences. Pursuant to *29 U.S.C. § 1002*(21)(A) of ERISA:

> "a person is **[*8]** a fiduciary with respect to a plan to the extent (i) he exercises any discretionary authority or control respecting management of such plan or exercises any authority or control respecting management or disposition of its assets, (*ii*) he renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of such plan, or has any authority or responsibility to do so, or (iii) he has any discretionary authority or discretionary responsibility in the administration of such plan."

The Plaintiffs argue that the Defendants must be held individually accountable as Plan fiduciaries because they exercised requisite discretion and control over the administration and management of the Plan as well as its assets. (Compl. PP 13, 14, 49-51; Pls.' Mem. at 7-11, 20-22). The undisputed material evidence is clear. The Defendants had nothing to do with the design, implementation, or operation of the Plan. (Undisp. Material Facts and Justifiable Inferences P 3 (Findings)). The Plan was "self-funded" or "unfunded" as permitted by ERISA n6 and contributions were not required to be segregated into a designated trust upon receipt such that the Defendants [*9] could not have worn "two hats" in regard to general Company assets as corporate officers and Plan fiduciaries before the contributions were transmitted to the TSP so as to expose them to liability for any Plan failure. (Findings PP 4, 12). At all relevant times, the Defendants kept Plan participants informed of the Company's status. (Findings P 9). There is no evidence that the Defendant gave any false or misleading information to Plan participants constituting a fiduciary breach. (Findings PP 9-10). Furthermore, although the Defendants exercised authority over corporate assets, all required contributions or payments to fund the Plan from *corporate* assets were made until the Company was prohibited from doing so by court order -- a development beyond the Defendants' control. (Findings P 8). n7

n6 Conceded by the Plaintiffs. (Pls.' Mem. at 10; *29 C.F.R. § 2510.3-102(a)*).

n7 The Plaintiffs argue that the Defendants' conduct should not be excused by the bankruptcy court's directive because the Defendants only sought permission to fund certain pending, prepetition claims and "they just didn't try very hard" in seeking "authorization to keep the Plan in full force and effect." (Pls.' Mem. at 23). Suffice it to say that it is fair to infer that the bankruptcy court would hardly be inclined to authorize indefinite funding of unknown claims if it was not going to allow payment of known, finite sums.

[*10]

Plan Administration and Management

Although the Plaintiffs concede that the Defendants did not have "day-to-day" responsibility for the administration of "ministerial" duties in the Plan, the Plaintiffs nevertheless assert in purely conclusory fashion, without any evidentiary support, that they did have such discretion and control in regard to other aspects so as to make them Plan fiduciaries:

> While it is undisputed that Possati and Herman were not involved in the day-to-day ministerial administration of the Plan, such as enrolling employees, answering questions about benefit coverage or sending COBRA documents to terminated employees, they clearly had *discretionary* responsibility and *discretionary* responsibility in the administration of the Plan . . . (Pls. Mem. at 20-21).

More specifically, but still in conclusory fashion, the Plaintiffs assert that the Defendants, and only the Defendants:

> had the discretionary authority and responsibility to earmark corporate funds to administer the Plan's funding requirement [and] by virtue of their respective positions as Chairman of the Board and President of the Company, Possati and Herman had the authority, **[*11]** for example, to select the third party claims processor, to hire and fire personnel to handle the ministerial administration of the Plan, and, if they so chose, to change the entire design of the Plan back to a fully-insured arrangement.
>
> (Id. at 21).

The Plaintiffs also assert as part of the same fiduciary responsibility that the Defendants "had to keep employees informed about the status of their insurance coverage," including warning them that "their medical coverage was in jeopardy," at least by the time it was decided by the Company's Board of Directors to seek bankruptcy protection. Id. n8

n8 The Plaintiffs even suggest that the Defendant Possati, as the primary *personal* investor in the Company, had a fiduciary responsibility to continue to fund the Plan himself if necessary. (Pls.' Mem. at 25). Surely, such a concept stretches any reasonable standard of fiduciary responsibility beyond any measure of reality or the law where otherwise it would make every stockholder or other investor liable in regard to a fiduciary's breach that created a failure in the funding of a plan.

[*12]

A business entity's officer or director who has responsibility for corporate affairs does not also have fiduciary responsibility with regard to an employee benefit plan simply by virtue of that corporate position. *Thomas v. Tru-Tech, Inc., 900 F.2d 256, 1990 WL 48865,* at *3 (4th Cir. April 3, 1990) (unpublished) (citing *Anderson v. Ciba-Geigy Corp., 759 F.2d 1518, 1522 (11th Cir. 1985))*. Rather, the relevant analysis to determine whether one is properly considered as a plan fiduciary with responsibility for taking certain action and potential exposure to liability for failing to do so is based on the nature of the activity involved when fulfilling clearly-defined functions. *Lockheed Corp. v. Spink, 517 U.S. 882, 890, 135 L. Ed. 2d 153, 116 S. Ct. 1783 (1996); Coyne & Delaney Co. v. Selman, 98 F.3d 1457, 1465 (4th Cir. 1996)* (citations omitted) (explaining that "of course, fiduciary status is not 'an all-or-nothing concept' . . . the inclusion of the phrase 'to the extent' in ERISA's definition of fiduciary means that a party is a fiduciary only as to the activities which bring the person within the definition"); *Great Coastal Exp., Inc. v. Blue Cross & Blue Shield of Virginia, 782 F. Supp. 302, 306* **[*13]** (E.D. Va. Feb. 5, 1992). n9 Furthermore, it is not just a question of whether a fiduciary had the requisite authority to administer or manage the Plan or to exercise control over its assets, it must also be established that the party was acting in the capacity of fiduciary *at the time of any alleged breach. See Varity Corp. v. Howe, 516 U.S. 489, 134 L. Ed. 2d 130, 116 S. Ct. 1065 (1996)* (finding that an employer assumed the responsibility as fiduciary of a plan when providing detailed, false information to plan participants regarding benefits); *Pegram v. Herdrich, 530 U.S. 211, 225-226, 147 L. Ed. 2d 164, 120 S. Ct. 2143 (2000)* (holding that an employer can "wear two hats" in regard to corporate affairs and a benefit plan, but only one at a time). Pegram is particularly instructive in confirming that even though an employer may be designated as a plan administrator, as in this case, it must act as such to a greater extent to be held liable for fiduciary breaches than, for example, deciding on the contents of the plan:

Thus, the statute does not describe fiduciaries simply as administrators of the plan, or managers or advisers. Instead, [*14] it defines an administrator, for example, as a fiduciary only 'to the extent' that he acts in such a capacity in relation to a plan *29 U.S.C. § 1002*(21)(A). In every case charging breach of ERISA fiduciary duty, then, the threshold question is not whether the actions of some person employed to provide services under a plan adversely affected a plan beneficiary's interest, but whether that person was acting as a fiduciary (that is, was performing a fiduciary function) *when taking the action subject to complaint.*

Pegram v. Herdrich, 530 U.S. at 225-226 (emphasis added). *See, e.g., Sutton v. Weirton Steel Div. of Nat'l Steel Corp., 724 F.2d 406 (4th Cir. 1983)* (holding that an employer may change the contents of an unfunded, contingent benefits plan without acquiring fiduciary status). n10

n9 The Court is mindful of such precedent as *Shade v. Panhandle Motor Svc. Corp., 1996 U.S. App. LEXIS 16703*, at *1, *3 (4th Cir. July 11, 1996) (unpublished), cited by the Plaintiffs, in which the court summarily states that an employer who is also a plan administrator is thereby a plan fiduciary by wearing the "two hats" of employer and plan administrator. However, such language must be qualified by noting that the dual roles can generate or merge into fiduciary responsibility "only when and to the extent" the employer functions in the capacity of plan administrator. *See, e.g., Barnes v. Lacy, 927 F.2d 539, 544 (1991)* (cited by the Court in Shade).

[*15]

n10 The Eleventh Circuit, in a decision predating Pegram, likewise held that even where a corporate officer was: (1) also designated as a healthcare plan fiduciary and had solicited the insurance coverage used for his company's plan; (2) was responsible for the payment of the related premiums; and (3) exercised sole authority over the dissemination of information regarding the plan, he still did *not* breach his fiduciary duties to the plan by wearing "two hats" as corporate officer and plan fiduciary when he decided to pay other corporate creditors rather than the insurance premiums necessary to fund the plan. *Local Union 2134, United Mine Workers of America v. Powhatan Fuel, Inc., 828 F.2d 710, 713-714 (11th Cir. 1987).* The Plaintiffs simply disagree with the holding in Powhatan Fuel and emphasize that it must be limited to its facts. (Pls.' Mem., at 12). To the contrary, however, the facts in Powhatan Fuel illustrate that even where the defendants' association with and responsibilities to the plan are highly intertwined with their duties as corporate officers, corporate decisions that effect the plan can be bifurcated from the defendants' duties as fiduciaries.

[*16]

Therefore, there is no general duty of a corporate officer to "earmark" corporate assets to fund a benefit plan, at least in the absence of a specific directive of the plan, specific corporate action, or some other specified obligation such as a specific provision of a collective bargaining agreement. Otherwise, as argued by the Defendants, all corporate officers and directors potentially would be liable without having any assigned fiduciary responsibility. (Defs.' Reply Mem. at 13-14). Furthermore, the authority to select (and change) third party administrators, hire and fire staff responsible for ministerial duties, and change plan design is more accurately described as functions of a corporate officer, plan sponsor (not necessarily just the CEO and/or president of a company), or settlor (to terminate a plan) rather than plan fiduciary, and the Court is otherwise unwilling to speculate on "what might have been," at least in the absence of any evidentiary basis to do so. *See Pegram v. Herdrich, 530 U.S. at 226* (citing *Lockheed Corp. v. Spink, 517 U.S. 882, 887, 135 L. Ed. 2d 153, 116 S. Ct. 1783 (1996)* ("nothing in ERISA requires employers to [*17] establish employee benefit plans. Nor does ERISA mandate what kind of benefits employers must provide if they choose to have such a plan").

The Plaintiffs also assert that either the Defendants were plan fiduciaries by virtue of a duty on their part as corporate officers to keep Plan participants informed about the "health and welfare" of the Plan and to warn them of impending doom, or being Plan fiduciaries under any other theory, they breached their fiduciary responsibilities by failure to warn Plan participants of the potential for a termination of the Plan upon the Company's demise. (Pls.' Mem. at 21-22, 25-26). In support of their position, Plaintiffs rely on several case precedents, including *Ramey v. Empire Mfg. Co., 1997 U.S. Dist. Lexis 23697* (N.D. Ga. June 18, 1997). However, the Ramey case and the others cited by Plaintiffs either do not stand for the proposition asserted or they are otherwise readily distinguishable. Indeed, in Ramey, the court's conclusion that the defendant corporate officer was a plan fiduciary was based on his admission that he not only understood he held that responsibility, but also because his duties involved obvious fiduciary [*18] actions of reviewing claims on an individual basis and deciding if and when to pay them. Id. The conclusion was therefore compelled that the same fiduciary who had misapplied and embezzled funds over time that had been "earmarked" for required employer contributions to a plan had breached his fiduciary duties, especially in light of related misrepresentations by him to plan participants about the plan's continuing vitality. Id. Such is not the case here.

Similarly, Plaintiffs' reliance on such additional authority as *Griggs v. E. I. Dupont de Nemours & Co., 237 F.3d 371 (4th Cir. 2001),* and Shade v. Panhandle Motor Svc. Corp., is misplaced. In Griggs, the plaintiff was a plan participant who had been informed by the fiduciary that he would not incur any tax consequences if he elected early retirement and "rolled over" temporary pension benefits into a permanent retirement. Id. The fiduciary later learned, before the plaintiff relied on such information, that the advice was incorrect and that there would be tax consequences. Id. However, the fiduciary made no effort to correct the earlier misunderstanding. The court agreed that there is no "general [*19] duty requiring ERISA fiduciaries to ascertain on an individual basis whether each beneficiary understands the collateral consequences of his or her particular election, [but] an ERISA fiduciary that knows or should know that a beneficiary labors under a material misunderstanding of plan benefits that will inure to his detriment cannot remain silent -- especially when that misunderstanding was fostered by the fiduciary's own material representations or omissions." *Griggs, 237 F.3d at 381.* That is not the situation in this case. (Findings PP 9-10). Likewise, the court in its unpublished opinion in Shade, held that a plan fiduciary had the affirmative duty to inform a plan participant of a basic change in his insurance status from third party coverage to self-insured status and in failing to correct the omission when the fiduciary discovered that the plan participant was not covered under the new plan as the fiduciary should have assumed would not have been known by the plan participant. *Shade, 1996 U.S. App. LEXIS 16703,* at *4. n11

n11 The additional cases cited by the Plaintiffs are also of no avail in establishing that the Defendants acted as Plan fiduciaries because they involved distinguishable circumstances. Prof'l Helicopter Pilots Assoc. v. Denison, 804 F. Supp.1447 (M.D. Ala. Sept. 28, 1992), involved a situation in which the defendants, who were pension plan fiduciaries pursuant to a collective bargaining agreement, failed to segregate employee contributions into a separate trust as required by the agreement and then failed to notify plan participants that they had diverted the funds into corporate assets. In *Mira v. Nuclear Measurements Corp., 107 F.3d 466 (7th Cir. 1997),* the defendant plan fiduciaries not only failed to make required health plan insurance premium payments that were derived from employer and employee contributions, but they also failed to tell the plan participants that they had diverted the funds for other corporate purposes and that the coverage had been cancelled altogether. Finally, *Rosen v. Hotel & Restaurant Employees & Bartenders Union, 637 F.2d 592* (3rd Cir.), involved a pension trustee who failed to notify a plan participant that the employer had failed to contribute to the plan as required by the agreement that created the pension plan and that pension benefits had been reduced as a result.

[*20]

Plan Assets

An alternative method to establish that the Defendants acted in a fiduciary capacity in regard to the Plan is to demonstrate that they exercised "any authority or control respecting management or disposition of its assets." *29 U.S.C. § 1002*(21)(A)(i). The question then is whether the Defendants' authority over corporate assets, some of which were used to fund the Plan, and the deduction and processing of employee-participant contributions that were also used to partially fund the Plan, constituted "plan assets" so as to make the Defendants' exercise of authority over either of those contributions a fiduciary act.

The Department of Labor (DOL) has issued various regulations and interpretative opinion letters that are to be given deference and which describe what is included within the concept of "plan assets." *See e.g., Coyne & Delany Co. v. Selman, 98 F.3d at 1465* (deferring to interpretations issued by DOL as the agency responsible for enforcing ERISA). In this regard, employee contributions (in this case the payroll deductions) can constitute plan assets, but only under specified circumstances:

> The assets of [*21] the plan include amounts (other than union dues) that a participant or beneficiary pays to an employer, or amounts that a participant has withheld from his wages by an employer, for contribution to the plan *as of the earliest date on which such contributions can*

> *reasonably be segregated from the employer's assets.*
>
> *29 C.F.R. § 2510.3-102(a)* (emphasis added).

Furthermore, in regard to welfare benefit plans such as the healthcare plan in this case, the "earliest date" must in no event be "later than 90 days from the date on which the participant contribution amounts are received by the employer." Id. § 2510.3-102(c). The undisputed evidence in this case is that all contributions (both employer and employee contributions) were transferred as required or, in the instance of the single $ 150 contribution by one of the Plaintiffs (Pagano), it could not be transferred or segregated within the required time period because of the intervening bankruptcy proceeding. (Findings P 8; *see* Defs.' Mem. at 26-27 (citing *29 C.F.R. § 2510.3-102(a)*; Ex. C P 14; Ex. J)). Therefore, either the employee contributions never **[*22]** constituted plan assets while they were under the control of the Defendants, or even if they can be considered as such, there was no breach by the Defendants of any related duty. n12

> n12 The Plaintiffs cite several cases in support of their argument that the employee payroll deductions in this case constituted plan assets. (Pls.' Mem. at 18-20). However, each case is distinguishable from the present one where: (1) employee contributions were defined as plan assets by the express terms of a collective bargaining or trust agreement (*Lopresti v. Terwilliger, 126 F.3d 34 (2d Cir. 1997); Prof'l Helicopter Pilots Assoc. v. Denison, 804 F. Supp. 1447* (M.D. Ala. Sept. 28, 1992); *Bd. of Trs. of Aircond. & Refrig. Indus. Health & Welfare Trust Fund v. J.R.D. Mech. Servs., Inc., 99 F. Supp. 2d 1115* (C.D. Cal. Dec. 9, 1999); and *Pension Benefit Guar. Corp. v. Solmsen, 671 F. Supp. 938* (E.D. N.Y. Sept. 16, 1987) (involving a pension -- not health plan)); (2) the issue was whether a constructive trust could be imposed on assets of a debtor in a bankruptcy proceeding to fund withheld contributions to employee benefit plans (*In re U.S. Lan Sys. Corp., 235 B.R. 847* (E.D. Va. September 2, 1998); *In re College Bound Inc., 172 B.R. 399* (S.D. Fla. Sept. 27, 1994)); and (3) the issue was whether a defendant in a criminal case was properly considered as a fiduciary holding a position of trust in the receipt of contributions for enhanced sentencing purposes or the issue was whether employee contributions to a plan were funds of another entrusted to the defendants who were properly prosecuted for embezzlement for failing to segregate the funds within a reasonable period, i.e., 90 days. (*U. S. v. Glick, 142 F.3d 520 (2d Cir. 1998),* and *U. S. v. Grizzle, 933 F.2d 943 (11th Cir. 1991)).*

[*23]

The same reasoning applies to the status of employer contributions, at least in the absence of any collective bargaining or trust agreement provision that defines an employer funding obligation as a plan asset. Even if an actual trust were to be utilized for receipt of an employer contribution, a plan does not necessarily acquire thereby a sufficient beneficial interest in such segregated funds for them to constitute "plan assets":

> Title I of ERISA does not expressly define what property will be regarded as "assets of an employee benefit plan." The Department of Labor ("the Department") has issued regulations describing what constitutes plan assets with respect to a plan's investment in other entities and with respect to participant contributions. . . . The Department has indicated that the assets of an employee benefit plan generally are to be identified in other situations on the basis of ordinary notions of property rights . . . . The provisions of Title I further do not impose funding standards on employee welfare benefit plans. Accordingly, the Department has acknowledged that an employer sponsor of a welfare plan may maintain such a plan without identifiable plan assets **[*24]** by paying plan benefits exclusively from the general assets of the employer. *This could be the case even if the employer sets aside some of its general assets in a separate employer account for the purpose of ensuring that assets are available to provide benefits under the plan. However, if an employer takes steps that cause a plan to gain a beneficial interest in particular assets*, under ordinary notions of property rights, such assets would become plan assets . . . . It is the Department's view that a welfare plan generally will have a beneficial interest in particular assets *if* the employer establishes a trust on behalf of the plan, sets up a separate account with a bank or with a third party in the name of the plan, or specifically indicates in the plan documents or instruments that separately maintained funds *belong to the plan*

. . . . On the other hand, the Department has also explained that the *mere segregation of employer funds to facilitate administration of the plan, in the absence of any other actions or representations that would manifest an intent to contribute assets to a welfare plan*, would not in itself demonstrate an intent to create a beneficial interest [*25] in those assets on behalf of the plan.

99 Op. Dept. of Labor 08A (1999) (citations omitted) (emphasis added).

In the present case, there is no language in any plan document or elsewhere that gives the Plan a beneficial interest in the general assets of the Company or the particular employer contributions that were made, at least before the point they were transferred into the TSP bank account. *See Connors v. Paybra Mining Co., 807 F. Supp. 1242* (S.D. W. Va. Dec. 1, 1992) (holding that specific contractual language in a collective bargaining agreement *did* provide for fiduciary liability for the failure to make employer contributions). *See also Local Union 2134, United Mine Workers of America v. Powhatan Fuel, Inc., 828 F.2d at 714.* It is because there is no plan document or other agreement or directive making the general assets of the Company and/or specific employer contribution Plan assets that the case authority relied on by the Plaintiffs is clearly distinguishable from this case, as correctly contended and discussed in the Defendants' memoranda. (Defs.' Mem., at 17-24; Defs.' Reply Mem. in Supp. of Mot. Summ. J. or for Partial [*26] Summ. J. (Defs.' Reply Mem.), at 8-11); n13 *see, e.g., Connors v. Paybra Mining Co., 807 F. Supp. 1242* (S.D. W. Va. Dec. 1, 1992) (holding that only specific contractual language in a collective bargaining agreement warranted "a departure from the general rule" that employers are not held liable as plan fiduciaries for delinquent contributions).

n13 In *U. S. v. LaBarbara, 129 F.3d 81 (2d Cir. 1997)* (that also appears to be the basis, at least in part, for the court's conclusion in *Chicago Dist. Council of Carpenters' Pension Fund v. Angulo, 150 F. Supp. 2d 976* (N.D. Ill. July 30, 2001)), the court held that unpaid employer contributions are plan assets. However, it is a criminal case in which the issue was considered on a broader basis given far more egregious facts, including the fact that the contributions were specifically designated as plan assets in a collective bargaining agreement and the disputed assets were withheld over an extended period of time (four years). The case of Chicago Dist. Council of Carpenters' Pension Fund v. Angulo is also distinguishable where it involved a pension trust fund with more stringent regulatory requirements and the court nevertheless declined to adopt the argument that a diversion of funds automatically makes an employee a plan fiduciary. The Court is not willing to rely on such authority for the proposition urged by the Plaintiff, especially in light of other, more compelling precedent. *150 F. Supp. 2d at 978.*

[*27]

Bankruptcy

The Plan was terminated as a direct result of the court-ordered liquidation of the Company. (Findings P 8). *On behalf of the Company*, the Defendants, as corporate officers, sought permission from the bankruptcy court to continue to fund the Plan to satisfy at least all pre-petition claims. (Findings P 11). There is nothing more the Defendants could have done and, therefore, even *if* they were determined to be fiduciaries of the Plan, they did not breach their responsibilities. n14

n14 The Plaintiffs again cite case authority that is readily distinguishable for the reasons stated by the Defendants and adopted by the Court. (Pls.' Mem., at 22-24; Defs.' Reply Mem., at 15-17).

Unavailable Relief

The Plaintiffs seek "restitution for unpaid medical insurance benefits" pursuant to *29 U.S.C. § 1132*(a)(3). (Compl. P 3). Even assuming that the Plaintiffs would be entitled to the benefits and whether they therefore have an alternate means of adequate relief under [*28] ERISA that would preclude their claim for breach of fiduciary duty, the Supreme Court recently held that the equitable relief the Plaintiffs seek (legal restitution) is not available where, as here, Plan assets as well as any corporate asset that could even be considered a plan asset are no longer available for restitution purposes:

[A] plaintiff could seek restitution in equity, ordinarily in the form of a constructive trust or an equitable lien, where money or property identified as belonging in good conscience to the plaintiff could clearly be traced to particular funds or property in the defendant's possession. A court of equity could then order a defendant to transfer title (in the case of a constructive trust) or to give a security interest (in the case of an equitable lien) to a plaintiff who was, in the eyes of equity, the true owner. But where "the property or its proceeds have been dissipated so that no product remains, [the plaintiff's] claim is only that of a general creditor," and the plaintiff "cannot enforce a constructive trust of or an equitable lien upon other property of the [defendant]." Thus, for restitution to lie in equity, the action generally [*29] must seek not to impose personal liability on the defendant, but to restore to the plaintiff particular funds or property in the defendant's possession.

Great West Life & Annuity Ins. Co. v. Knudson, 534 U.S. 204, 122 S. Ct. 708, 714, 151 L. Ed. 2d 635 (2002).

Conclusion

The Defendants did not act as Plan fiduciaries in such a way and at such a time as to make them individually liable for the Plaintiffs claims; the employer and employee contributions that were required to fund the Plan over which the Defendants maintained authority as corporate officers were not Plan assets so as to make the Defendants Plan fiduciaries; even *if* the Defendants could be viewed as Plan fiduciaries, they did not breach any responsibility or duty; and even *if* they are deemed to have done so, the desired relief as demanded is not available.

The Plaintiffs have obviously suffered as the unfortunate result of a failed business venture. The law protects against such losses under certain circumstances, but not those in this case.

There being no genuine dispute of material fact to be resolved, the Defendants' Motion for Summary Judgment is GRANTED.

An appropriate Order [*30] shall issue.

Dennis W. Dohnal

United States Magistrate Judge

Date: APR 12 2002
Richmond, Virginia

ORDER

This matter is before the Court on the Defendants' Motion for Summary Judgment Or, in the Alternative, for Partial Summary Judgment, pursuant to *Fed. R. Civ. P. 56*. For the reasons set forth in the accompanying Memorandum Opinion, the motion for summary judgment is hereby GRANTED and the case is DISMISSED.

Let the Clerk forward a copy of this Order and the accompanying Memorandum Opinion to all counsel of record.

It is so Ordered.

Dennis W. Dohnal

United States Magistrate Judge

Dated: APR 12 2002
Richmond, VA

EXHIBIT B

SERGIO AREVALO; ROBERT IVERSON, III; THOMAS OHRBECK; JOHN PAGANO; PRICE J. POLYNICE, Plaintiffs - Appellants, versus HARRIS HERMAN; MARCO POSSATI, Defendants - Appellees, and KIMBERLY ERRICO, Defendant.

No. 02-1513

UNITED STATES COURT OF APPEALS FOR THE FOURTH CIRCUIT

128 Fed. Appx. 952; 2005 U.S. App. LEXIS 6683; 34 Employee Benefits Cas. (BNA) 2315

February 25, 2003, Argued
April 19, 2005, Decided

NOTICE: [**1] RULES OF THE FOURTH CIRCUIT COURT OF APPEALS MAY LIMIT CITATION TO UNPUBLISHED OPINIONS. PLEASE REFER TO THE RULES OF THE UNITED STATES COURT OF APPEALS FOR THIS CIRCUIT.

PRIOR HISTORY: Appeal from the United States District Court for the Eastern District of Virginia, at Richmond. Dennis W. Dohnal, Magistrate Judge. (CA-01-512). *Arevalo v. Herman, 2002 U.S. Dist. LEXIS 7076 (E.D. Va., Apr. 12, 2002)*

DISPOSITION: AFFIRMED.

LexisNexis(R) Headnotes

COUNSEL: ARGUED: Marie Dempsey Carter, MARIE D. CARTER, P.L.C., Richmond, Virginia, for Appellants.

Samuel M. Brock, III, SPILMAN, THOMAS & BATTLE, P.L.L.C., Charleston, West Virginia, for Appellees.

ON BRIEF: James S. Crockett, Jr., TROUTMAN SANDERS, L.L.P., Richmond, Virginia, for Appellees.

JUDGES: Before GREGORY and SHEDD, Circuit Judges, and C. Arlen BEAM, Senior Circuit Judge of the United States Court of Appeals for the Eighth Circuit, sitting by designation.

OPINION: [*953] PER CURIAM:

Former employees of the now defunct Sky Trek International Airlines, Inc. ("Sky Trek") allege that President and Chief Executive Officer Harris Herman ("Herman") and Chairman of the Board of Directors Marco Possati (" Possati") violated the *Employee Retirement Income Security Act* [*954] *("ERISA")* by failing to pay medical claims incurred by the employees before the bankruptcy trustee [**2] terminated the company's benefit plan. The district court n1 granted Herman and Possati's motion for summary judgment, and the employees appeal. We affirm.

n1 The Honorable Dennis W. Dohnal, United States Magistrate Judge for the Eastern District of Virginia, sitting by consent of the parties pursuant to *28 U.S.C. § 636(c)(1)*.

I.

Sky Trek provided its current and former employees a selffunded medical benefit plan that was designed to operate independently from the company. The employees and the company both advanced funds to the plan. Current employees made payments to the fund through payroll deductions and former employees contributed through direct payments to a third-party administrator (" TPA"). Medical claims were not processed by the plan itself, but rather by the TPA. n2 The TPA determined which claims to pay and then paid the claims. Sky Trek maintained a bank account to which the TPA had access for reimbursement of claim costs and administrative expenses.

n2 The New England Financial Employee Benefits Group processed claims for current employees and the COBRA Company of Virginia processed claims for former employees.

[**3]

On May 12, 2000, Sky Trek filed for reorganization under Chapter 11 of the Bankruptcy Act. *11 U.S.C. § § 1101-1174*. This reorganization was subsequently converted to a Chapter 7 liquidation on June 22, 2000. *11 U.S.C. § § 701-766*. The bankruptcy court refused to allow Sky Trek to pay medical claims incurred by employees before the initial bankruptcy petition was filed, and the bankruptcy trustee terminated the plan.

Several employees sued Possati and Herman for failing to pay pre-petition medical claims, asserting that they were personally liable for breaching their fiduciary duty, under ERISA, to the plan and the plan participants. Herman and Possati responded that they were not fiduciaries. In granting Herman and Possati's motion for summary judgment, the district court determined that the company officials were not fiduciaries, and that even if they were, they did not breach any duties. The employees appeal and seek a judgment requiring payment of their individual medical claims. n3

n3 Specifically, the employees seek "declaratory relief to establish that . . . Possati and Herman are personally liable, jointly and severally, for the losses that resulted from their fiduciary breaches as well as judgment providing for individual recovery from them, including pre-judgment interest, attorney's fees, costs, [and] other reasonable costs incurred as provided for by ERISA." *Arevalo v. Herman, 2002 U.S. Dist. LEXIS 7076 at *2, No. 3: 01CV512 (E.D. Va. April 12, 2002).*

[**4]

II.

We review de novo the district court's decision to grant Herman and Possati's motion for summary judgment. *Higgins v. E.I. DuPont de Nemours & Co., 863 F.2d 1162, 1167 (4th Cir. 1988)*. We view the evidence in the light most favorable to the nonmoving party. *Thompson v. Potomac Elec. Power Co., 312 F.3d 645, 649 (4th Cir. 2002)*.

A.

Section 1002(21)(A) of ERISA defines fiduciary:

> [A] person is a fiduciary with respect to a plan to the extent (i) he exercises any discretionary authority or discretionary control respecting management [*955] of such plan or exercises any authority or control respecting management or disposition of its assets, . . . or (iii) he has any discretionary authority or discretionary responsibility in the administration of such plan.

29 U.S.C. § 1002(21)(A). "The inclusion of the phrase 'to the extent' in *§ 1002(21)(A)* means that a party is a fiduciary only as to the activities which bring the person within the definition. . . . [A] court must ask whether a person is a fiduciary with respect to the particular activity at issue." *Coleman v. Nationwide Life Ins. Co., 969 F.2d 54, 61 (4th Cir. 1992)*. [**5] The employees argue that Herman and Possati exercised the necessary discretion and control over the plan to be personally liable for the unpaid claims. Specifically, they claim that since Herman and Possati were Sky Trek officials they "knew (or should have known) that when the company filed for bankruptcy protection the Plan participants would not have coverage for medical claims incurred pre-petition." n4 Appellants' Brief at 15. According to the employees, Herman and Possati had a fiduciary duty to inform the plan participants, pre-petition, that the bankruptcy filing would prevent Sky Trek from funding the plan. They offer neither plan language nor persuasive precedent within or without the *Bankruptcy Act* or ERISA in support of this purported early notice requirement.

n4 While Sky Trek was operating under Chapter 11 protection, this is almost certainly an incorrect premise. It is also likely that the bankruptcy court had the authority to approve at least some pre-petition medical claims in the Chapter 7 proceeding, but it chose not to do so.

[**6]

Herman and Possati stated, and the district court concurred, that under the facts of this case they "had no involvement with the design, implementation, or operation of the Plan." *Arevalo v. Herman, 2002 U.S. Dist. LEXIS 7076 at *4, No. 3: 01CV512 (E.D. Va. April 12, 2002)*. We also agree. Even if it is true that Herman and Possati, prepetition, had a fiduciary duty toward the employees and the requisite control and discretion over the plan, they clearly lost that control and discretion once Sky Trek's Chapter 11 reorganization was converted to a Chapter 7 liquidation and the bankruptcy trustee took over sole control of Sky Trek. And, on May 19, 2000, while in Chapter 11, Sky Trek filed an application with the bankruptcy court seeking to continue to fund the plan for pre-petition claims, but the court denied the application on May 23, 2000. n5 Thus, Herman and Possati did not breach a fiduciary duty by failing to pay the claims. They had no means or authority to do so after Sky Trek's bankruptcy began.

> n5 Even after the court refused to cover pre-petition claims, Sky Trek transferred $ 59,484.21 to the TPA account on May 23, 2000, and the TPA credited $ 16,346.69 back to Sky Trek on May 31, 2000.

[**7]

B.

The employees attempt to establish that Herman and Possati were also fiduciaries of the plan under *29 U.S.C. § 1002(21)(A)(i)* because of their authority over the plan assets, namely the employee contributions. The employees claim that their contributions to the plan were assets over which Herman and Possati exercised discretionary control, and that Herman and Possati breached their fiduciary duty to properly manage those assets. n6 Herman and Possati counter that although employee and employer contributions were [*956] transferred to the plan account, the bankruptcy trustee prohibited the payment of the claims and terminated the plan. Any contributions made after the Chapter 7 bankruptcy filing did not become plan assets, according to Herman and Possati, because those funds were remitted directly to the bankruptcy trustee.

> n6 The employees seem to argue that Herman and Possati breached their fiduciary duty to properly manage the plan assets by failing to use them to pay the outstanding medical claims.

[**8]

The Department of Labor, the agency responsible for enforcing ERISA, has defined "plan assets" as follows:

> The assets of the plan include amounts . . . that a participant or beneficiary pays to an employer, or amounts that a participant has withheld from his wages by an employer, for contribution to the plan as of the earliest date on which such contributions can reasonably be segregated from the employer's general assets.

29 C.F.R. § 2510.3-102(a). n7 The employee contributions fall under this definition of plan assets because the funds were segregated from Sky Trek's general assets. n8 Herman and Possati were fiduciaries of the plan, to the extent they exercised any authority over the disposition of the plan assets. However, they did not breach their fiduciary duty by failing to pay the employees' medical claims because they were no longer in control of the plan assets. The bankruptcy court or the trustee made the decisions regarding payment of pre-petition medical claims, not the company officials.

> n7 "In no event shall the date determined pursuant to paragraph (a) of this section occur later than 90 days from the date on which the participant contribution amounts are received by the employer (in the case of amounts that a participant or beneficiary pays to an employer) or the date on which such amounts would otherwise have been payable to the participant in cash (in the case of amounts withheld by an employer from a participant's wages)." *29 C.F.R. § 2510.3-102(c)*.

[**9]

> n8 One employee, John Pagano, made a contribution to the plan after the bankruptcy court denied Sky Trek's application to pay pre-petition claims. This contribution was remitted directly to the bankruptcy trustee. Therefore, this contribution did not become an asset of the plan.

C.

The employees brought suit under *sections 1132(a)(2)* and *1132(a)(3)* of ERISA. These sections indicate who may bring a civil action under the Act.

> (a) A civil action may be brought . . . (2) by the Secretary, or by a participant, beneficiary or fiduciary for appropriate relief under section 1109 of this title; (3) by a participant, beneficiary, or fiduciary (A) to enjoin any act or practice which violates any provision of this subchapter or

> the terms of the plan, or (B) to obtain other appropriate equitable relief (i) to redress such violations or (ii) to enforce any provisions of this subchapter or the terms of the plan.

29 U.S.C. § 1132 (a)(2)-(3). Section 1132(a)(2) allows a participant in a plan to bring a civil action for breach of fiduciary duty, with the fiduciary [**10] being personally liable for the breach. n9 *Section 1132(a)(3)* permits a participant to seek equitable relief for violations of the terms of the plan. In their complaint, the employees sought equitable restitution for their unpaid medical claims from Herman and Possati personally.

> n9 *Section 1109* provides that a person who breaches his fiduciary duty "shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, . . . and shall be subject to such other equitable or remedial relief as the court may deem appropriate." *29 U.S.C. § 1109(a).*

The Supreme Court has limited the relief available under *section 1132(a)(3)* to [*957] equitable relief "typically available" in a court of equity. *Great-West Life & Annuity Ins. Co. v. Knudson, 534 U.S. 204, 210, 151 L. Ed. 2d 635, 122 S. Ct. 708 (2002)* ("Petitioners seek, in essence, to impose personal liability on respondents for a contractual obligation to pay money--relief that was not typically available in [**11] equity."). Additionally, "for restitution to lie in equity, the action generally must seek not to impose personal liability on the defendant, but to restore to the plaintiff particular funds or property in the defendant's possession." *Id. at 214.* The employees seek to impose personal liability on Herman and Possati for the unpaid medical claims, a goal prohibited by Great-West Life. Even if they were not seeking to impose personal liability on the company officials, the employees could not proceed under *section 1132(a)(3)* because neither Herman nor Possati have Sky Trek funds in their possession to pay the pre-petition claims. The bankruptcy trustee is and has been in sole control of Sky Trek money and property.

The only possible remedy available to the employees under ERISA is set forth in *section 1132(a)(2).* To proceed under this section, the employees must seek to benefit the plan as a whole, rather than to seek payment of their individual claims. See *Massachusetts Mut. Life Ins. Co. v. Russell, 473 U.S. 134, 142, 87 L. Ed. 2d 96, 105 S. Ct. 3085 (1985)* ("A fair contextual reading of the statute makes it abundantly clear that its draftsmen were primarily concerned [**12] with the possible misuse of plan assets, and with remedies that would protect the entire plan, rather than with the rights of an individual beneficiary."). Since the relief the employees seek is payment of their individual medical claims, *section 1132(a)(2)* affords them no relief.

III.

The district court appropriately granted the motion for summary judgment. We affirm.

AFFIRMED

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To:	MDL No. 1586 Case No. 04-MD-015864
Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	(Hon. J. Frederick Motz)

--------------------------------------- x

MIRIAM CALDERON, Individually and On Behalf of All Others Similarly Situated, : Case No. 1:04-CV-00824

Plaintiff,

v.

Amvescap PLC, et al.,

Defendants.

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SUPPLEMENTAL REPLY MEMORANDUM OF AMVESCAP DEFENDANTS IN FURTHER SUPPORT OF MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

TABLE OF CONTENTS

TABLE OF AUTHORITIES

FEDERAL CASES

The Amvescap Defendants[1] respectfully submit this supplemental reply memorandum in support of the ERISA Defendants' consolidated motion pursuant to Rules 8(a), 9(b), 12(b)(1) and 12(b)(6) of the Federal Rules of Civil Procedure to dismiss the Amended Class Complaints for Violations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and specifically, to dismiss the complaint filed by putative plaintiff Miriam Calderon (the "Calderon Complaint"), originally filed December 23, 2003, and amended September 28, 2004.

INTRODUCTION

The Amvescap Defendants adopt and incorporate by reference the Omnibus Reply Memorandum of Law in Further Support of the ERISA Defendants' Motion to Dismiss the ERISA Class Complaints ("Defendants' Omnibus Reply Mem."), dated August 19, 2005. The Amvescap Defendants respectfully submit this Supplemental Reply Memorandum to provide additional support for dismissal of the Calderon Complaint.[2]

PRELIMINARY STATEMENT

Rather than refute the arguments in the Amvescap Defendants' motion to dismiss, Plaintiff's perfunctory Supplemental Memorandum merely restates a few of the Calderon

---

1 This Supplemental Reply Memorandum is filed on behalf of AVZ Inc. ("AVZ"), Amvescap Retirement, Inc. ("ARI"), Amvescap National Trust Company ("ANTC"), Invesco Funds Group, Inc. ("Invesco"), Amvescap PLC ("Amvescap") and Raymond R. Cunningham ("Cunningham") (collectively, the "Amvescap Defendants").

2 The Amvescap Defendants move on all grounds asserted in the Defendants' Omnibus Memorandum (hereinafter "Defendants' Omnibus Mem."), the Defendants' Omnibus Reply Memorandum, and the Amvescap Defendants' Supplemental Memorandum (hereinafter "Amvescap Supp. Mem."), whether or not such arguments are amplified in this reply memorandum.

Complaint's inadequate allegations that the Amvescap Defendants are fiduciaries. Plaintiff's Memorandum is devoid of legal argument. Even if all of the Defendants are fiduciaries as Plaintiff alleges – which they are not – Plaintiff's claims are themselves deficient. Plaintiff's Complaint should be dismissed in its entirety, for the reasons set forth in the Defendants' Omnibus Memoranda, in the Amvescap Defendants' Supplemental Memorandum and below.

ARGUMENT

I. Plaintiff Lacks Standing to Bring Claims Concerning a Plan in Which She is Not a Participant.

Plaintiff has no standing to bring this action – a fact Plaintiff tacitly acknowledges by her failure to address constitutional standing in either the Omnibus or Supplemental Opposition Memorandum. Ms. Calderon lacks constitutional standing under Article III because the relief available under ERISA does not permit her to recover the money allegedly lost in her Plan account as a result of the Amvescap Defendants' alleged fiduciary breaches. Any recovery by the Plan would not redress Ms. Calderon's alleged injury, because she is no longer a participant. Nor would an injunction redress her alleged injury, as she seeks a monetary award. (Defendants' Omnibus Reply Mem. at § I.A.; Defendants' Omnibus Mem. at § I.A; Amvescap Supp. Mem. at § I., n.6).

Nor does Ms. Calderon have standing under ERISA, because she is a former participant who received all benefits due her under the terms of the Amvescap Plan. (Defendants' Omnibus Reply Mem. at § II.B; Defendants' Omnibus Mem. at § I.B, Amvescap Supp. Mem. at § I). Ms. Calderon's Statement of Account confirms that she left her employment in April 2002 and voluntarily cashed out of the Plan, receiving a full distribution of all benefits due her shortly thereafter. (Amvescap Supp. Mem. at § I). The cases cited by Plaintiffs in their Omnibus Opposition brief (Plaintiffs' Op. at § II.D) are inapposite, as in those cases the former participants alleged that "but for" the employer's breach of fiduciary duty, the employee would not have given up his right to benefits. First, as pointed out in the Omnibus Reply Brief, the "but for" exception to the general rule that only participants have standing under ERISA is not accepted by the Fourth Circuit. *See Gardner v. E. I. Dupont De Nemours & Co.*, No. 97-2462, 1998 WL 743669, at *3-4 (4th Cir. Oct. 28, 1998). But even if the "but for" exception did apply, Ms. Calderon would still lack ERISA standing. Ms. Calderon does not, and cannot, allege that but for the Amvescap Defendants' alleged accommodation and concealment of market timing, she would not have voluntarily rolled over the assets in her Plan account into an IRA and terminated her participation in the Plan. Because Ms. Calderon lacks standing to bring this action, this court need not reach Defendants' additional arguments. This action is ripe for dismissal.

II. Plaintiff Has Not Satisfied the Applicable Pleading Requirements.

Plaintiff cites only one case in her entire supplemental memorandum – from a district court in Illinois – as authority for the proposition that this Court should accept her conclusory allegations that defendants "exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets" as sufficient to withstand a motion to dismiss. As discussed at length in Defendants' Omnibus Memorandum (§ II and III) and Defendants' Omnibus Reply

Memorandum (§ II), the Fourth Circuit has dismissed ERISA complaints which merely parrot statutory language without proffering any factual allegations. *See, e.g., Migdal v. Row Price-Fleming Int'l, Inc.,* 248 F.3d 321, 326 (4th Cir. 2001); *Custer v. Sweeney*, 89 F.3d 1156, 1163 (4th Cir. 1996).

Plaintiff's Supplemental Opposition Memorandum is devoid of legal argument and merely restates a few of the inadequate allegations contained in the Calderon Complaint.[3] Because Plaintiff has failed to: (1) allege any facts to support a claim that the Amvescap Defendants are ERISA fiduciaries; or (2) allege facts that the named fiduciaries breached their duties, this Complaint should be dismissed.

III. Plaintiff Fails to Allege That Defendants Are Plan Fiduciaries.

A. Amvescap.

Plaintiff's boilerplate allegation that Amvescap "exercised discretionary authority and control" does not satisfy the pleading requirements, as it merely restates the text of the ERISA statute. *See* discussion in Section II, *supra*. Unable to adequately plead that Amvescap is itself a fiduciary, Plaintiff falls back on an equally unavailing *respondent superior* theory. The doctrine of *respondent superior* does not confer fiduciary status on Amvescap or impute non-fiduciary liability to the Company because Plaintiff has failed to allege that Amvescap is itself a fiduciary of the Plan. A non-fiduciary cannot be liable for breaches of fiduciary duty by its employees on an agency theory. *See Gelardi v.*

[3] Amazingly enough, Plaintiff even names the wrong fund family in her brief – boldly asserting that her amended complaint "adequately alleges that ***the BOA Defendants*** are fiduciaries of the plans." (emphasis added). (Calderon Supp. Mem. at 1).

Pertec Computer Corp., 761 F.2d 1323, 1325 (9th Cir. 1985). Even had Plaintiff properly alleged that any Amvescap employees were fiduciaries – which she has not – and that those employees breached their fiduciary duties, such allegations would not turn Amvescap into an ERISA fiduciary. In acting in their fiduciary capacity, employees are acting on behalf of the Plan, not on behalf of their employer. *See Taylor v. Peoples Natural Gas Co.*, 49 F.3d 982, 987-88 (3d Cir. 1995). (Defendants' Omnibus Reply Mem. at § II.D; Defendants' Omnibus Mem. at § III.B; Amvescap Supp. Mem. at § III.C). Since Plaintiff has failed to allege that Amvescap is a fiduciary, the claims against Amvescap must be dismissed.

B. Invesco.

The only allegations concerning Invesco are the inadequate boilerplate assertions of "discretionary authority" and that Invesco undertook "numerous fiduciary reporting and informational duties." (Calderon Supp. Mem. at 2). Plaintiff has failed to come forward with any factual allegations showing that Invesco ever communicated with Plan participants about Plan management and administration. Since Plaintiff has failed to allege facts demonstrating that Invesco ever acted as an ERISA fiduciary, the claims against Invesco must be dismissed.

C. ARI.

Plaintiff asserts that ARI exercised discretionary authority and control. But the only factual allegation with respect to ARI describes ARI as "provid[ing] record-keeping services for the Plan." (Compl. ¶ 11). Record-keeping is simply not a fiduciary function. Plaintiff's opposition attempts to skirt the issue by, in effect, retracting the allegation that

ARI acted as a record keeper; although Plaintiff's entire supplemental brief consists of a regurgitation of several of the allegations in the Calderon Complaint, the record-keeper allegation is not mentioned. But even if Plaintiff could belatedly retract her allegation that ARI performed a non-fiduciary function, she would still be left with no allegations from which it could be concluded that ARI did in fact perform a fiduciary function. The claims against ARI should be dismissed.

D. Cunningham.

The Complaint is entirely devoid of allegations that Cunningham acted as an ERISA fiduciary. Plaintiff cannot rely on her allegations that Cunningham was the President and CEO or that Cunningham signed SEC filings or communicated business information (as you would expect a corporate officer to do). *See Arevalo v. Herman*, No. 3:01CV512, 2002 U.S. Dist. LEXIS 7076, at *12 (E.D. Va. Apr. 12, 2002) (status as corporate officer does not impute involvement with plan implementation or operation), *aff'd*, No. 02-1513, 128 Fed. App. 952, 2005 U.S. App. LEXIS 6683 (4th Cir. Apr. 19, 2005); *In re Sprint Corp. ERISA Litig.*, No. 03-2202-JWL, 2004 WL 1179371, at *14 (D. Kan. May 27, 2004) ("those who prepare and sign SEC filings do not become ERISA fiduciaries through those acts") (citing *In re Worldcom, Inc. ERISA Litig.*, 263 F. Supp.2d 745, 766 (S.D.N.Y. 2003)).

IV. The Complaint Does Not Plead Facts to Support the Conclusion That Plan Fiduciaries Breached Their Duties to Plan Participants.

A. Plaintiff Does Not Allege Facts to Support Her Claim That ANTC Breached its Fiduciary Duty to the Plan.

Plaintiff does not dispute that ANTC is a directed trustee, a fact clearly stated in the Plan Documents. (Amvescap Supp. Mem. at § IV.A). The boilerplate assertion that ANTC "exercised discretionary authority" is both insufficient on its face, and contrary to the nature of a directed trustee who is statutorily required to follow the proper directions of the named fiduciary. (Defendants' Omnibus Mem. at§ III.G). Directed trustees like ANTC have "no duty to investigate the wisdom of [the investment fiduciary's choice of investment options] or any obligation to render advice regarding the choices." *In re Worldcom, Inc. ERISA Litig.*, 354 F. Supp.2d 423, 449 (S.D.N.Y. 2005). A directed trustee's fiduciary duties are triggered only when "it knows or should know of reliable public information that calls into serious question that company's short-term viability as a going concern." *Id.* Plaintiff has not alleged facts that would trigger ANTC's duty of inquiry, nor has Plaintiff alleged that ANTC failed to follow instructions from AVZ or followed any direction it knew or had reason to know was inconsistent with the terms of the Plan or contrary to ERISA. Plaintiff's conclusory allegation that ANTC "exercised discretionary authority" is both unsupported and contrary to ERISA's narrowly circumscribed duties of a directed trustee. The claims against ANTC should be dismissed.

B. It is Impossible to Glean From the Complaint What AVZ Did, or Failed to Do, Allegedly in Breach of Its Fiduciary Duties.

Plaintiff has failed to come forward with specific allegations concerning how AVZ breached its fiduciary duties to the Plan. The Securities Complaint, from which Plaintiff imports her factual allegations, nowhere alleges that AVZ had knowledge of market timing or late trading—AVZ is not even named in the Securities Complaint. Since Plaintiff has failed to allege any facts about how AVZ allegedly breached its fiduciary duties, the claims against AVZ must be dismissed.

V. Other Claims

The Amvescap Defendants refer the Court to Defendants' Omnibus Reply Memorandum of Law for discussion of Plaintiff's claims regarding: (1) Failure to Prudently Monitor Plan Assets; (2) Failure to Monitor; (3) Prohibited Transactions; (4) Misrepresentation; and (5) Co-Fiduciary Liability.

CONCLUSION

For the foregoing reasons, the Calderon Complaint should be dismissed as Plaintiff lacks standing and has failed to state any claim upon which relief can be granted.

Dated: August 19, 2005

DEBEVOISE & PLIMPTON LLP

By: 

Maura K. Monaghan
Maeve O'Connor
Robert N. Shwartz
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AVZ Inc., Amvescap Retirement, Inc., Amvescap National Trust Company, Invesco Funds Group, Inc., Amvescap PLC

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
Kasowitz, Benson, Torres & Friedman LLP
1633 Broadway
New York, New York 10019
Tel: (212) 506-1700

Attorneys for Defendant Raymond R. Cunningham